Filed Pursuant to Rule 424(b)(3)

Registration No. 333-221160

PROSPECTUS

Liberty Media Corporation

Offer to Exchange Series C Liberty Formula One Common Stock and Cash

for

All of the 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019

issued by Delta Topco Limited

by

Liberty GR Acquisition Company Limited

Liberty GR Acquisition Company Limited, a company incorporated in England and Wales (the “Offeror”), an indirect, wholly owned subsidiary of Liberty Media Corporation (“Liberty Media”), is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, shares of Liberty Media’s Series C Liberty Formula One common stock, par value $0.01 per share (“FWONK”), and cash for all, but not less than all, of the outstanding 2% Fixed Rate Unsecured Exchangeable Redeemable Loan Notes due 23 July 2019 (the “Exchangeable Notes”) issued by Delta Topco Limited (“Delta Topco”). Liberty Media, through the Offeror, owns 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams (as defined below).

A holder (as defined below) whose Exchangeable Notes are accepted for exchange will receive (i) a number of FWONK shares equal to the quotient obtained by dividing the principal amount of such Exchangeable Notes by $22.323 and (ii) cash in an amount equal to all interest that would have been paid to such holder had such Exchangeable Notes been held until the maturity date of July 23, 2019, without discounting or compounding.  In the event that an exchange would yield a fractional FWONK share, in lieu of such fraction, the Offeror will round up to the nearest whole FWONK share.  We refer to such FWONK shares and cash to be delivered in exchange for Exchangeable Notes as the “Offer Consideration.”

By way of example, assuming a settlement date of November 28, 2017, the Offer Consideration payable in exchange for $50,000 principal amount of Exchangeable Notes would be determined as follows:

FWONK Shares	Cash
$50,000 ÷ $22.323 = 2,239.84 = 2,240 FWONK shares

Interest on $50,000 at 2% per annum, payable semi-annually for the period commencing July 23, 2017 (the most recent interest payment) and ending on July 23, 2019 (the maturity date)

=

$  2,000    (in the aggregate)

The exchange offer will expire at 12:00 midnight, New York City time, at the end of Friday, November 24, 2017, unless extended or earlier terminated by the Offeror. We refer to this date as the “expiration date.” Exchangeable Notes must be validly tendered for exchange in the exchange offer on or prior to the expiration date to receive the Offer Consideration. Exchangeable Notes tendered for exchange in the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Upon the terms and subject to the conditions of the exchange offer, all Exchangeable Notes validly tendered in the exchange offer and not properly withdrawn prior to 12:00 midnight, New York City time, at the end of the expiration date will be accepted in the exchange offer. You should carefully review the procedures for tendering Exchangeable Notes under “The Exchange Offer—Procedures for Tendering Exchangeable Notes.”

The exchange offer is conditioned upon (i) the receipt by Computershare Trust Company, N.A. (“Computershare”), who is acting as the exchange agent for the exchange offer (the “Exchange Agent”), of Exchangeable Notes, which have been validly tendered and not properly withdrawn, representing 100% of the outstanding principal amount of the Exchangeable Notes by 12:00 midnight, New York City time, at the end of the expiration date (the “Minimum Tender Condition”), (ii) the effectiveness of the registration statement of which this prospectus forms a part and (iii) the satisfaction of the other conditions described under “The Exchange Offer—Conditions of the Exchange Offer.”

Participation in this exchange offer involve risks. Some of the risks associated with the exchange offer and an investment in FWONK shares offered through this prospectus are described under “Risk Factors” beginning on page 9 of this prospectus and in Liberty Media’s filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference herein. We urge you to carefully read “Risk Factors” and Liberty Media’s filings with the SEC incorporated by reference herein before you make any decision regarding the exchange offer.

You must make your own decision whether to tender Exchangeable Notes in the exchange offer. None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or any other person is making any recommendation as to whether or not you should tender your Exchangeable Notes for the Offer Consideration in the exchange offer.

Neither the SEC nor any state securities commission has approved or disapproved of the FWONK shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2017

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IMPORTANT INFORMATION

Except as otherwise indicated or as the context otherwise requires, all references in this prospectus to “we,” “us,” “our” and “our company” may refer, as the context requires, to the Offeror, to Liberty Media or collectively to Liberty Media and its consolidated subsidiaries, including the Offeror and Delta Topco.  Except as otherwise indicated or as the context otherwise requires, all references to “dollars” and “$” in this prospectus are to United States dollars.

The Exchangeable Notes were issued in registered form on the books of Delta Topco, and all of the outstanding Exchangeable Notes are represented by certificates in the names of the registered holders.

Only a registered holder of Exchangeable Notes (a “holder”) may tender such notes in this exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, and mail or otherwise deliver such letter of transmittal and the certificate(s) representing the Exchangeable Notes being tendered, together with all other documents required by the letter of transmittal, so that they are received by the Exchange Agent at one of its physical addresses set forth on the last page of this prospectus before 12:00 midnight, New York City time, at the end of the expiration date.

We are not providing guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Exchange Agent on or prior to the expiration date of the exchange offer. Tenders not completed at or prior to 12:00 midnight, New York City time, at the end of the expiration date will be disregarded and of no effect.

Notwithstanding any other provision of the exchange offer, the Offeror’s obligation to purchase, and to deliver the Offer Consideration for, any Exchangeable Notes validly tendered and not properly withdrawn pursuant to the exchange offer is subject to and conditioned upon the effectiveness of the registration statement of which this prospectus forms a part, no stop order suspending the effectiveness of the registration statement and no proceeding for that purpose having been instituted or is pending, or to our knowledge, contemplated or threatened by the SEC, and the satisfaction of the other conditions described under “The Exchange Offer—Conditions of the Exchange Offer,” including satisfaction of the Minimum Tender Condition.  Except for the conditions that the registration statement be declared effective by the SEC and that there be no stop order suspending the effectiveness of such registration statement and no proceeding for that purpose having been instituted or that is pending, or to our knowledge, contemplated or threatened by the SEC, which conditions will not be waived, the Offeror may waive any of the conditions to the exchange offer in its sole and absolute discretion.

You may direct requests for additional copies of this prospectus or the accompanying letter of transmittal to Liberty Media at its address and phone number set forth under “Where You Can Find More Information About Liberty Media.”  If you have any questions about the Exchangeable Notes or the exchange offer generally, please contact Valerie Jacob or Brian Lewis at Freshfields Bruckhaus Deringer US LLP (“Freshfields”), counsel to the selling shareholders of Delta Topco in the Formula 1 Acquisition (as defined below), at +1 (212) 277 4000.

Subject to applicable law (including Rule 13e-4(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that material changes in the exchange offer be promptly disseminated to holders in a manner reasonably designed to inform them of such changes), delivery of this prospectus shall not under any circumstances create any implication that the information contained in or incorporated by reference in this prospectus is correct as of any time after the date of this prospectus or that there has been no change in the information included or incorporated by reference herein or in our affairs or the affairs of any of our subsidiaries since the date hereof. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by reference, as applicable.

You should rely only on the information contained or incorporated by reference in this prospectus or the accompanying letter of transmittal. None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or any other person is making any recommendation as to whether or not you should tender your Exchangeable Notes for the Offer Consideration in the exchange offer. None of Liberty Media, the Offeror or their respective directors or officers has authorized any person to give any information or to make any representation in connection with the exchange offer other than the information and representations contained in this prospectus or the letter of transmittal. If anyone else makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been so authorized.

Each holder must comply with all applicable laws and regulations in force in any jurisdiction in which it participates in the exchange offer or possesses or distributes this prospectus and must obtain any consent, approval or permission required for its participation in the exchange offer under the laws and regulations in force in any jurisdiction to which it is subject, and the Offeror shall not have any responsibility therefor.

The Offeror is not making an offer of these securities in any jurisdiction where the offer is not permitted.

European Economic Area

This prospectus and the letter of transmittal have been prepared on the basis that the exchange offer made to recipients in each of France, Italy and the United Kingdom by the Offeror will be made pursuant to an exemption under Directive 2003/71/EC (as amended) and any relevant implementing measures in each of these jurisdictions.

France

Neither the exchange offer nor the FWONK shares have been and are being offered or, in the case of the FWONK shares, sold and will not be offered or, in the case of the FWONK shares, sold, directly or indirectly, to the public in France. The prospectus, the letter of transmittal and any other offering or marketing material relating to the exchange offer and/or the FWONK shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France or used in connection with any offer to the public in France. Such exchange offer or offer, sales and distributions of the FWONK shares in France will only be made to a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in and in accordance with Articles L. 411-1, L. 411-2 and D. 411-1 to D. 411-4 and D. 754-1 and D 764-1 of the French Code monétaire et financier. No direct or indirect distribution of any FWONK shares so acquired shall be made to the public in France other than in compliance with applicable laws and regulations pertaining to a public offering (and in particular Articles L. 411-1, L. 411-2 and L. 621-8 of the French Code monétaire et financier).

Italy

The exchange offer has not been registered in Italy pursuant to Italian laws and regulations and, accordingly, the FWONK shares may not be offered, sold or delivered in Italy except pursuant to an exemption from, or in a transaction not subject to, the registration requirements under Italian laws and regulations (including, inter alia, Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993, as amended).

Switzerland

Neither the exchange offer nor the FWONK shares may be publicly offered, distributed or redistributed in or from Switzerland. They will not be listed on the SIX Swiss Exchange (“SIX”) or any other stock exchange or regulated trading facility in Switzerland. None of the prospectus, the letter of transmittal and/or any offering or marketing material relating to the exchange offer or the FWONK shares constitutes a listing prospectus according to the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland nor an issue prospectus according to Art. 652a and/or Art. 1156 of the Swiss Code of Obligations (“CO”), and, therefore, they have been prepared without regard to the disclosure standards for issuance prospectuses under Art. 652a or Art. 1156 CO or the disclosure standards for listing prospectuses under Art. 27ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. This prospectus, the letter of transmittal and any other offering or marketing material relating to the exchange offer and/or the FWONK Shares may not be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed, and the exchange offer will not be supervised by, the Swiss Financial Market Supervisory Authority, and the exchange offer has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of FWONK shares.

MARKET AND INDUSTRY DATA

Market and industry data and forecasts used in this prospectus or in Liberty Media’s filings with the SEC incorporated by reference herein have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT LIBERTY MEDIA

We are filing with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about us and the securities being offered hereby.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus or the registration statement.  The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and is deemed to be part of this prospectus. We incorporate by reference the following documents, previously filed with the SEC by us and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described herein (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K):

•                  Annual Report on Form 10-K of Liberty Media for the year ended December 31, 2016, filed on February 28, 2017;

•                  Definitive Proxy Statement on Schedule 14A of Liberty Media, filed April 20, 2017;

•                  Quarterly Reports on Form 10-Q of Liberty Media for the quarterly period ended March 31, 2017, filed on May 9, 2017, and for the quarterly period ended June 30, 2017, filed on August 9, 2017;

•                  Current Reports on Form 8-K of Liberty Media (other than any portion thereof furnished or deemed furnished), filed on January 19, 2017, May 16, 2017, May 24, 2017, May 30, 2017, July 5, 2017, July 10, 2017 and September 22, 2017; and

•                  The description of Liberty Media’s capital stock contained in its Form 8-A filed on April 14, 2016, as amended by Amendment No. 1 on Form 8-A/A filed on January 24, 2017, and any amendment or report filed for the purpose of updating such description.

Any statement, including financial statements, contained in the filings (or portions of the filings) incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any supplement or amendment to this prospectus modifies, conflicts with or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning Liberty Media at the following address or phone number:

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

Telephone: (720) 875-5400

Attention: Investor Relations

Liberty Media’s annual, quarterly and current reports and other information are on file with the SEC. You may read and copy any document that it files at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Liberty Media’s SEC filings are also available to the public from the SEC’s website at www.sec.gov and can be found by searching the EDGAR archives on the website. In addition, Liberty Media’s SEC filings may be obtained from its website at www.libertymedia.com. Information on this website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

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The Exchangeable Notes were issued by Delta Topco pursuant to an instrument by way of deed poll dated January 23, 2017.  The Instrument (as defined below), which includes the form of Exchangeable Note, has been filed as an exhibit to the registration statement of which this prospectus forms a part.

We have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 thereunder, furnishing certain information with respect to the exchange offer. We will file an amendment to the Schedule TO to report any material changes in the terms of the exchange offer and to report the final results of the exchange offer as required by Exchange Act Rule 13e-4(c)(3) and Rule 13e-4(c)(4), respectively. The Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

In order to ensure timely delivery of any of the documents described above in connection with a request to us made in the manner described above, holders must request such documents promptly and in no event later than November 16, 2017, which is five business days before the expiration date of the exchange offer. We encourage you to submit any request for documents as soon as possible to ensure timely delivery of the documents prior to the expiration date.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements, including statements regarding our business, product and marketing strategies; new service offerings; revenue growth and subscriber trends at Sirius XM (as defined below); the recoverability of our goodwill and other long-lived assets; the performance of our equity affiliates; our projected sources and uses of cash; Sirius XM’s stock repurchase program; the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings; the integration of Delta Topco and by extension Formula 1 (as defined below); and other matters arising in the ordinary course of business. In particular, statements under “Risk Factors” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors (as they relate to our consolidated subsidiaries and equity affiliates) that could cause actual results or events to differ materially from those anticipated:

•                  consumer demand for our products and services and our ability to adapt to changes in demand;

•                  competitor responses to our businesses’ products and services;

•                  uncertainties inherent in the development and integration of new business lines and business strategies;

•                  uncertainties associated with product and service development and market acceptance, including the development and provision of programming for satellite radio and telecommunications technologies;

•                  our businesses’ significant dependence upon automakers;

•                  our businesses’ ability to attract and retain subscribers in the future;

•                  our future financial performance, including availability, terms and deployment of capital;

•                  the integration of Delta Topco and by extension Formula 1;

•                  our ability to successfully integrate and recognize anticipated efficiencies and benefits from the businesses we acquire;

•                  the ability of suppliers and vendors to deliver products, equipment, software and services;

•                  interruption or failure of our information technology and communication systems, including the failure of SIRIUS XM’s satellites;

•                  changes and uncertainties in the market for music rights;

•                  the outcome of any pending or threatened litigation;

•                  availability of qualified personnel;

•                  changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission and consumer protection laws, and adverse outcomes from regulatory proceedings;

•                  changes in the nature of key strategic relationships with partners, vendors and joint venturers;

•                  general economic and business conditions and industry trends;

•                  consumer spending levels, including the availability and amount of individual consumer debt;

•                  rapid technological and industry changes;

•                  harmful interference our businesses’ service may experience from new wireless operations;

•                  impairments by third-party intellectual property rights;

•                  our indebtedness could adversely affect operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry;

•                  failure to protect the security of personal information about our businesses’ customers, subjecting our businesses to potentially costly government enforcement actions or private litigation and reputational damage;

•                  capital spending for the acquisition and/or development of telecommunications networks and services;

•                  the impact of AT&T’s agreement to acquire Time Warner, Inc. (“Time Warner”) on our 2.25% Exchangeable Senior Debentures due 2046;

•                  the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate; and

•                  natural catastrophes, threatened terrorist attacks, political unrest in international markets and ongoing military action around the world.

For additional risk factors, see “Risk Factors” herein and in Part 1, Item 1A of Liberty Media’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and in Part II, Item 1A of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017.  These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this prospectus and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

When considering such forward-looking statements, you should keep in mind the risk factors referred to above and other cautionary statements contained in this prospectus and in the documents incorporated by reference herein. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

SUMMARY

This summary highlights selected information included in or incorporated by reference into this prospectus to help you understand our company, shares of FWONK and the exchange offer. The following summary does not contain all of the information that you should consider before exchanging your Exchangeable Notes and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus, the accompanying letter of transmittal and the documents incorporated by reference. For a more complete understanding of our company, shares of FWONK and the exchange offer, you should carefully read this entire prospectus, including “Risk Factors,” “The Exchange Offer” and the information incorporated by reference in this prospectus before making an investment decision. See “Where You Can Find More Information About Liberty Media.”

The Offeror

The Offeror, a company incorporated in England and Wales, is an indirect, wholly owned subsidiary of Liberty Media. It holds, as its only assets, 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams.

The registered office of the Offeror is No. 2, St. James’s Market, London, United Kingdom, SW1Y 4AH.

Delta Topco

Delta Topco, a private company limited by shares incorporated in Jersey, is a direct subsidiary of the Offeror and an indirect subsidiary of Liberty Media.  Delta Topco is the issuer of the Exchangeable Notes and the parent company of the group of companies that exploit exclusive commercial rights pertaining to the Fédération Internationale de l’Automobile Formula One World Championship® (the “World Championship”).

The registered office of Delta Topco is 1 Waverley Place, Union Street, St Helier, Jersey JE1 1SG.

Liberty Media

Our Capital Structure

Under our current amended and restated certificate of incorporation, our common stock is comprised of three tracking stocks, with each tracking stock divided into three series. Our tracking stocks, which are designated the Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Formula One common stock, are intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the SiriusXM Group, the Braves Group and the Formula One Group. The FWONK shares are intended to track and reflect the economic performance of the Formula One Group. While each group has a separate collection of businesses, assets and liabilities attributed to it, none of these groups is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Hence, holders of our Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock (including holders of FWONK shares) have no direct claim to the relevant group’s assets, and are not represented by a separate board of directors. Instead, holders of those stocks are stockholders of Liberty Media, with a single board of directors and subject to all of the risks and liabilities of Liberty Media as a whole.

The Liberty SiriusXM common stock tracks and reflects the separate economic performance of the businesses, assets and liabilities attributed to the SiriusXM Group, which includes, among other things, Liberty Media’s approximate 68.55% interest in SIRIUS XM Holdings Inc. (“Sirius XM” or “SIRIUS XM”) as of July 25, 2017. The Liberty Braves common stock tracks and reflects the separate economic performance of the businesses, assets and liabilities attributed to the Braves Group, which includes, among other things, Liberty Media’s wholly owned subsidiary Braves Holdings, LLC (“Braves Holdings”), which indirectly owns the Atlanta Braves Major League Baseball club (the “Atlanta Braves”). The Liberty Formula One common stock, which includes FWONK, tracks and reflects the separate economic performance of the businesses, assets and liabilities attributed to the Formula One Group, which includes the remainder of Liberty Media’s businesses, assets and liabilities not attributed to the SiriusXM Group or the Braves Group, including, in addition to Liberty Media’s consolidated subsidiary, Formula 1, among other things, Liberty Media’s approximate 34% interest in Live Nation Entertainment, Inc. (“Live Nation”) as of June 30, 2017, Liberty Media’s minority investments in Time Warner and Viacom, Inc. (“Viacom”), and its 15.5% inter-group interest in the Braves Group as of June 30, 2017. For more information about each group and the respective tracking stocks, see “Description of Common Stock.”

Our Business

We own controlling and non-controlling interests in a broad range of media, communications and entertainment companies. Through our subsidiaries and affiliates, we principally operate in North America. Our principal businesses and assets include our consolidated subsidiaries Sirius XM, Braves Holdings and Delta Topco. In addition to the foregoing businesses, we hold ownership interests in Live Nation and, through Sirius XM, SIRIUS XM Canada, and we maintain investments in “available for sale” securities and related financial instruments in public companies such as Time Warner and Viacom. Our business strategy and that of our subsidiaries and business affiliates includes selective acquisitions or other strategic initiatives focused on business expansion.

Sirius XM. Sirius XM provides a subscription based satellite radio service. Sirius XM transmits music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services in the United States on a subscription fee basis through its two proprietary satellite radio systems—the Sirius system and the XM system. Subscribers can also receive their music and other channels, plus features such as SiriusXM On Demand and MySXM, over Sirius XM’s Internet radio service, including through applications for mobile devices, home devices and other consumer electronic equipment. Sirius XM is also a leader in providing connected vehicle services. Sirius XM’s connected vehicle services are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers. Sirius XM has agreements with every major automaker to offer satellite radios in their vehicles from which Sirius XM acquires the majority of its subscribers. It also acquires subscribers through marketing to owners and lessees of previously owned vehicles that include factory-installed satellite radios that are not currently subscribing to Sirius XM services.

Additionally, Sirius XM distributes its radios through retailer stores nationwide and through its website. Satellite radio services are also offered to customers of certain rental car companies.

Our consolidated subsidiary Sirius XM is attributed to our SiriusXM Group.

Braves Holdings. Braves Holdings is our wholly owned subsidiary that indirectly owns and operates the Atlanta Braves and five minor league baseball clubs (the Gwinnett Braves, the Mississippi Braves, the Rome Braves, the Danville Braves and the GCL Braves). Braves Holdings also operates a baseball academy in the Dominican Republic and leases a baseball facility from a third party in connection with its academy. Braves Holdings had exclusive operating rights to Turner Field, the home stadium of the Atlanta Braves, until December 31, 2016 pursuant to an Operating Agreement with the Atlanta Fulton County Recreation Authority. Effective for the 2017 season, the Atlanta Braves relocated into a new ballpark located in Cobb County, a suburb of Atlanta. The facility is leased from Cobb County, Cobb-Marietta Coliseum and Exhibit Hall Authority and will offer a range of activities and eateries for fans. Braves Holdings and its affiliates participated in the construction of the new stadium and are participating in the construction of an adjacent mixed-use development project, which we refer to as the Development Project.

Our wholly owned subsidiary Braves Holdings is attributed to our Braves Group.

Formula 1. On January 23, 2017 we acquired 100% of the fully diluted equity interests of Delta Topco (the “Formula 1 Acquisition”), the parent company of the group of companies that exploit exclusive commercial rights pertaining to the World Championship (such companies, together with Delta Topco, “Formula 1”), other than a nominal number of equity securities held by the Formula 1 teams. The World Championship is an annual, approximately nine-month long, motor race-based competition in which teams (the “Formula 1 teams”) compete for the Constructors’ Championship and drivers compete for the Drivers’ Championship. The World Championship is a global series with a varying number of events (“Events”) taking place in different countries around the world each season. During 2016, 21 Events took place in 21 countries across Europe, Asia-Pacific, the Middle East and

North and South America. Formula 1 is followed by hundreds of millions of television viewers in over 200 territories, and Formula 1’s largest Events have hosted live audiences of up to 350,000 on race weekends, such as the British Grand Prix at the Silverstone circuit and the Mexican Grand Prix at the Autódromo Hermanos Rodríguez.

Our consolidated subsidiary Delta Topco is attributed to our Formula One Group.

Live Nation. We beneficially owned approximately 34% of the issued and outstanding shares of Live Nation common stock as of June 30, 2017. Live Nation is considered the world’s largest live entertainment company and seeks to innovate and enhance the live entertainment experience for artists and fans before, during and after the show. Live Nation has four business segments: concerts; sponsorship and advertising; ticketing and artist nation.

Our equity affiliate Live Nation is attributed to our Formula One Group.

Time Warner. As of June 30, 2017, we beneficially owned 4,252,831 shares of Time Warner common stock, representing less than 1% of the outstanding common stock of Time Warner. Of the shares we beneficially own, 464,323 have been pledged as collateral to secure obligations of certain subsidiaries of Braves Holdings pursuant to credit facilities entered into by those subsidiaries to fund certain costs of the Development Project.

Our shares of Time Warner common stock are attributed to our Formula One Group.

Corporate Information

Liberty Media’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400. Our website is available at www.libertymedia.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Exchange Offer

The following summarizes certain material terms of the exchange offer. Before you decide whether to tender your Exchangeable Notes in the exchange offer, you should read this entire prospectus, including the detailed descriptions under “The Exchange Offer,” “Risk Factors,” and “Description of Common Stock.”

Offeror	Liberty GR Acquisition Company Limited, a company incorporated in England and Wales and an indirect, wholly owned subsidiary of Liberty Media.

Securities Subject to Exchange Offer

All of Delta Topco’s outstanding Exchangeable Notes issued pursuant to the Instrument. As of the date of this prospectus, $27,395,243 aggregate principal amount of Exchangeable Notes were outstanding. The Exchangeable Notes were originally issued by Delta Topco in integral multiples of $1.00.

Under the terms of the Instrument, the Exchangeable Notes are currently exchangeable, at the option of the holder, for a number of FWONK shares equal to the quotient obtained by dividing the principal amount of the Exchangeable Notes being exchanged, plus accrued and unpaid interest to the date of exchange, by $22.323, rounded up to the nearest whole share. Pursuant to the Instrument, upon an exchange, Delta Topco has the right to deliver cash in lieu of FWONK shares in an amount calculated as set forth in the Instrument. There is no trading market for the Exchangeable Notes and the Exchangeable Notes are subject to significant restrictions on transfer. See “Description of the Exchangeable Notes.”

The Exchange Offer; Offer Consideration

The Offeror is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, the Offer Consideration for all, but not less than all, of the outstanding Exchangeable Notes.

A holder whose Exchangeable Notes are accepted for exchange will receive the Offer Consideration, which consists of: (i) a number of FWONK shares equal to the quotient obtained by dividing the principal amount of such Exchangeable Notes by $22.323 and (ii) cash in an amount equal to all interest that would have been paid to such holder, in accordance with the terms of the Exchangeable Notes, had such notes been held until the maturity date of July 23, 2019. The cash to be paid in respect of future interest payable under the Exchangeable Notes will be based on the remaining term of the notes, without discounting or compounding. In the event that an exchange would yield a fractional FWONK share, in lieu of such fraction, the Offeror will round up to the nearest whole FWONK share.

The Offeror will accept for exchange all Exchangeable Notes validly tendered and not properly withdrawn on or prior to the expiration date, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal.

Conditions of the Exchange Offer

The exchange offer is conditioned upon (i) the receipt by the Exchange Agent of Exchangeable Notes, which have been validly tendered and not properly withdrawn, representing 100% of the outstanding principal amount of the Exchangeable Notes by 12:00 midnight, New York City time, at the end of the expiration date, (ii) the effectiveness of the registration statement of which this prospectus forms a part, no stop order suspending the effectiveness of the registration statement and no proceeding for that purpose having been instituted or that is pending, or to our knowledge, contemplated or threatened by the SEC and (iii) the satisfaction of the other conditions described under “The Exchange Offer—Conditions of the Exchange Offer.” Except as to the requirements that the registration statement be declared effective by the SEC and that there be no stop order suspending the effectiveness of such registration statement and no proceeding for that purpose having been instituted or that is pending, or to our knowledge, contemplated or threatened by the SEC, which conditions will not be waived, the Offeror may waive any of the conditions to the exchange offer in its sole and absolute discretion. The exchange offer is not subject to any federal or state regulatory requirements or approvals other than those required under the Federal securities laws. See “The Exchange Offer—Conditions of the Exchange Offer.”

Purpose of the Exchange Offer

The outstanding Exchangeable Notes represent less than 10% of the Exchangeable Notes that were initially issued by Delta Topco pursuant to the Instrument. The purpose of the exchange offer is to repurchase the remaining Exchangeable Notes and contribute them to Delta Topco for cancellation, thereby simplifying the capitalization of Delta Topco.

Expiration Date; Extensions; Termination; and Amendment

This exchange offer will expire at 12:00 midnight New York City time at the end of Friday, November 24, 2017, unless we extend or terminate it. We may extend the expiration date for the exchange offer for any reason in our sole and absolute discretion. If the Offeror decides to extend the expiration date, we will announce any extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date and we will also deliver to each holder notice of such extension by e-mail to the e-mail address for such holder listed in the registry maintained by Delta Topco. You must tender your outstanding Exchangeable Notes prior to this time, if you want to participate in the exchange offer. The Offeror reserves the right to terminate the exchange offer at any time prior to completion of the exchange offer in its sole and absolute discretion, but subject to applicable law, if any of the conditions under “The Exchange Offer—Conditions of the Exchange Offer” have not been satisfied on or prior to the expiration date or upon the occurrence of any of the events specified under “The Exchange Offer—Conditions of the Exchange Offer.” See “The Exchange Offer—Termination of the Exchange Offer.” In addition, the Offeror has the right to amend any of the terms of the exchange offer. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

In the event the exchange offer is terminated, withdrawn or otherwise not consummated on or prior to the expiration date, no consideration will be delivered or become deliverable to holders who have properly tendered their Exchangeable Notes pursuant to the exchange offer. In any such event, the Exchangeable Notes previously tendered pursuant to the exchange offer will be promptly returned to the tendering holders.

Settlement Date

The settlement date in respect of Exchangeable Notes that are accepted pursuant to the exchange offer is expected to be promptly (and no more than two trading days) following the expiration date. See “The Exchange Offer—Settlement Date.”

Accrued and Unpaid Interest

Holders whose Exchangeable Notes are accepted for exchange will receive cash as part of the Offering Consideration with respect to both accrued and unpaid interest as of the settlement date for the exchange offer and future interest payable under the Exchangeable Notes for the period between the settlement date and the July 23, 2019 maturity date of the Exchangeable Notes.

Procedures for Tendering Exchangeable Notes

In accordance with the Instrument, all of the Exchangeable Notes are in certificated form and registered in the names of the holders in the register kept and maintained by Delta Topco. Only a registered holder of Exchangeable Notes may tender such notes in this exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal and mail or otherwise deliver such letter of transmittal and the certificate(s) representing the Exchangeable Notes being tendered, together with all other documents required by the letter of transmittal, so that they are received by the Exchange Agent at one of its physical addresses set forth on the last page of this prospectus before 12:00 midnight, New York City time, at the end of the expiration date.

BECAUSE WE ARE NOT PROVIDING GUARANTEED DELIVERY PROCEDURES, YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF THE EXCHANGE AGENT ON OR PRIOR TO THE APPLICABLE EXPIRATION DATE. See “The Exchange Offer—Procedures for Tendering Exchangeable Notes.”

Do not send letters of transmittal or certificates representing Exchangeable Notes to the Offeror, Liberty Media or Delta Topco. Send these documents only to the Exchange Agent.

Deed Poll Amending the Instrument

Under the Instrument, the Exchangeable Notes may only be transferred by a holder to an affiliate of the holder, another holder, or to Delta Topco. In addition, at least five business days prior to any transfer, a holder is required to notify Delta Topco of the transfer by completing and delivering to Delta Topco the form of Transfer Notice attached as Exhibit A to the Exchangeable Notes.

To facilitate the exchange offer and to simplify the procedures for tendering Exchangeable Notes, Delta Topco has executed an amendment to the Instrument in the form of a deed poll, which provides that:

•                  the term “Permitted Transfer” includes a transfer of Exchangeable Notes to Computershare, acting as Exchange Agent, and to the Offeror pursuant to the exchange offer; and

•                  holders of Exchangeable Notes will not be required to complete, execute and deliver to Delta Topco a

Transfer Notice in order to tender their Exchangeable Notes and participate in the exchange offer.

The deed poll executed by Delta Topco has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information About Liberty Media.”

Withdrawal

Your tender of Exchangeable Notes pursuant to this exchange offer may be withdrawn at any time before the exchange offer expires.

Withdrawals may not be rescinded. If you change your mind, you may tender your Exchangeable Notes again by following the exchange offer procedures before the exchange offer expires. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Exchangeable Notes; Delivery of Offer Consideration

The Offeror will, subject to the terms and conditions described in this prospectus and the accompanying letter of transmittal, accept all Exchangeable Notes that are validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, at the end of the expiration date. The Offer Consideration will be delivered promptly after the Offeror accepts the Exchangeable Notes and no more than two trading days following the expiration date. See “The Exchange Offer—Acceptance of Exchangeable Notes for Exchange; Delivery of Offer Consideration.”

Consequences of Failure to Exchange Exchangeable Notes

If any of the Exchangeable Notes are not tendered and accepted, the Minimum Tender Condition will not be satisfied and none of the Exchangeable Notes will be exchanged, unless the Offeror waives the Minimum Tender Condition. The Offeror does not presently intend to waive this condition. Exchangeable Notes not exchanged in the exchange offer will remain outstanding and will continue to accrue interest in accordance with their terms. Further, holders of Exchangeable Notes that are not exchanged will continue to have the same rights under the Exchangeable Notes as they are entitled to today.

No Appraisal Rights	No appraisal rights are available to holders of Exchangeable Notes in connection with the exchange offer.

Material United States Federal Income Tax Consequences

The exchange of Exchangeable Notes for the Offer Consideration pursuant to the exchange offer will be a fully taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences relating to the exchange offer, see “Material United States Federal Income Tax Consequences.”

The tax laws of other jurisdictions may apply to a holder’s participation in the exchange offer and to the ownership and disposition of FWONK shares received in the exchange offer depending upon a number of factors, including the tax residency of the holder. Holders are urged to consult their own tax advisors regarding the application of the U.S. federal tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Risk Factors	You should carefully consider in its entirety all of the information set forth in this prospectus and the accompanying letter of transmittal, as well as the information incorporated by reference in this prospectus, and, in particular, under “Risk Factors,” before deciding whether to participate in the exchange offer.

Use of Proceeds

The Offeror will not receive any proceeds from the exchange offer. If the exchange offer is successfully completed, the Offeror will contribute the Exchangeable Notes to Delta Topco for cancellation in exchange for additional shares of Delta Topco.

Market Price and Trading

Liberty Media’s FWONK shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “FWONK.” On October 26, 2017, the last reported sale price of shares of FWONK on Nasdaq was $37.63 per share. FWONK shares delivered as part of the Offer Consideration will be freely transferable.

Exchange Agent	Computershare is the Exchange Agent for the exchange offer.

Commissions; Source and Amount of Funds

No commissions or other fees are payable by holders of tendered Exchangeable Notes to the Exchange Agent.

Prior to the settlement of the exchange offer, the FWONK shares portion of the Offer Consideration will be transferred to the Offeror by Liberty Media and its subsidiaries, and the cash portion of the Offer Consideration, and funds to cover fees and expenses of the exchange offer, will be transferred to the Offeror from existing cash balances of Liberty Media and its consolidated subsidiaries (including Delta Topco). See “The Exchange Offer—Commissions” and “The Exchange Offer—Source and Amount of Funds.”

Questions and Additional Information

If you have requests for additional copies of this prospectus or of the accompanying letter of transmittal, please contact Liberty Media at its address and telephone number set forth under “Where You Can Find More Information About Liberty Media.” If you have any questions about the Exchangeable Notes or the exchange offer generally, please contact  Valerie Jacob or Brian Lewis at Freshfields, counsel to the selling shareholders of Delta Topco in the Formula 1 Aquisition, at +1 (212) 277 4000.

RISK FACTORS

An investment in shares of FWONK involves risk. This section describes some, but not all, of the risks associated with the exchange offer.  Before making an investment decision, you should carefully consider the risk factors described below, the risk factors included in Liberty Media’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, both of which are incorporated by reference herein, and the risks described in our other filings with the SEC that are incorporated by reference herein. The occurrence of any of the events described as possible risks below and in the documents incorporated by reference could have a material adverse effect on the value of our common stock, including shares of FWONK. These risks are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business. See “Where You Can Find More Information About Liberty Media.”

Upon consummation of the exchange offer, holders who tender their Exchangeable Notes will no longer have any rights under the Exchangeable Notes, including, without limitation, rights to future principal and interest payments on the Exchangeable Notes and the right to exchange Exchangeable Notes into FWONK shares at a future date, and rights as a creditor of Delta Topco.

If you tender your Exchangeable Notes pursuant to the exchange offer, you will be giving up all of your rights as a noteholder, including, without limitation, rights to future payments of principal and interest on the Exchangeable Notes, and you will cease to be a creditor of Delta Topco. You also will be giving up the right to exchange your Exchangeable Notes into FWONK shares at the current exchange price of $22.323 per share (subject to adjustment) in accordance with the terms of the Instrument and the Exchangeable Notes. See “Description of the Exchangeable Notes.”

We have not made a recommendation with regard to whether or not you should tender your Exchangeable Notes in the exchange offer, and we have not obtained a third-party determination that the exchange offer is fair to the holders of the Exchangeable Notes.

None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or any other person is making any recommendation as to whether or not you should tender your Exchangeable Notes for the Offer Consideration in the exchange offer. Liberty Media, the Offeror, Delta Topco and their respective directors and officers have not retained and do not intend to retain any third party to act on behalf of the holders of the Exchangeable Notes for purposes of negotiating the terms of the exchange offer and/or preparing a report concerning the fairness of the exchange offer. If anyone else makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been so authorized. Holders of Exchangeable Notes must make their own independent decision regarding participation in the exchange offer based upon their own assessment. We also urge you to consult your financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

The exchange offer may be cancelled or delayed.

Completion of the exchange offer is subject to, and conditioned upon, the satisfaction or, where permitted, waiver of the conditions described under “The Exchange Offer—Conditions of the Exchange Offer,” including satisfaction of the Minimum Tender Condition.  If any holder fails to tender all of its Exchangeable Notes in the exchange offer by the expiration date, or any other condition to the exchange offer is not satisfied (or, where permissible, waived) by that time, the Offer Consideration will not be delivered and Exchangeable Notes tendered pursuant to the exchange offer will be promptly returned.  Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus.  In that case, holders participating in the exchange offer may have to wait longer than expected to receive the Offer Consideration.  See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

These answers to questions that you may have as a holder of our Exchangeable Notes are highlights of selected information included elsewhere or incorporated by reference in this prospectus. To fully understand the exchange offer and the other considerations that may be important to your decision whether to participate in it, you should carefully read each of this prospectus and the accompanying letter of transmittal in its entirety, including “Risk Factors,” as well as the information incorporated by reference in this prospectus. See “Where You Can Find More Information About Liberty Media.”

Why is the Offeror making the exchange offer?

The Offeror, which is an indirect, wholly owned subsidiary of Liberty Media, owns 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams. The outstanding Exchangeable Notes represent less than 10% of the Exchangeable Notes that were initially issued by Delta Topco pursuant to the Instrument. The purpose of the exchange offer is to simplify the capitalization of Delta Topco by the Offeror acquiring all of the outstanding Exchangeable Notes and contributing them to Delta Topco for cancellation.  In exchange for such contribution, the Offeror will be issued additional shares of Delta Topco.

What aggregate principal amount of Exchangeable Notes is being sought in the exchange offer?

The Offeror is offering to repurchase all of the outstanding Exchangeable Notes, and the exchange offer is conditioned on, among other things, the valid tender and acceptance of all outstanding Exchangeable Notes. As of the date of this prospectus, $27,395,243 aggregate principal amount of Exchangeable Notes were outstanding. The Exchangeable Notes were originally issued by Delta Topco in integral multiples of $1.00.

What will I receive in the exchange offer if I tender my Exchangeable Notes and they are accepted?

Upon the terms and subject to the conditions of the exchange offer set forth in this prospectus and the accompanying letter of transmittal, holders of Exchangeable Notes who validly tender and do not properly withdraw their Exchangeable Notes prior to 12:00 midnight, New York City time, at the end of the expiration date, and whose Exchangeable Notes are accepted for exchange will receive the Offer Consideration.

The Offer Consideration deliverable for exchanged Exchangeable Notes consists of: (i) a number of FWONK shares equal to the quotient obtained by dividing the principal amount of such Exchangeable Notes by $22.323 and (ii) cash in an amount equal to all interest that would have been paid on such Exchangeable Notes had they been held until the maturity date of July 23, 2019.  In the event that an exchange would yield a fractional  FWONK share, in lieu of such fraction, the Offeror will round up to the nearest whole FWONK share. The cash to be paid in respect of future interest payable under the Exchangeable Notes will be based on the remaining term of the notes, without discounting or compounding.

The Offeror will accept for exchange all Exchangeable Notes validly tendered and not properly withdrawn on or prior to the expiration date, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal.

Is there a trading market for the Exchangeable Notes?

No, there is no trading market for the Exchangeable Notes.  Pursuant to the Instrument (which governs the Exchangeable Notes), the Exchangeable Notes may only be transferred by a holder to an affiliate, to another holder, to Delta Topco, to Computershare, acting as Exchange Agent, or to the Offeror pursuant to the exchange offer.

What is a recent market price of FWONK shares?

Shares of FWONK are listed on Nasdaq under the symbol “FWONK.” On October 26, 2017, the last reported sale price of FWONK on Nasdaq was $37.63 per share.

Will I receive interest on my Exchangeable Notes exchanged pursuant to the exchange offer?

Holders whose Exchangeable Notes are accepted for exchange will receive cash as part of the Offering Consideration with respect to both accrued and unpaid interest as of the settlement date for the exchange offer and future interest payable under the Exchangeable Notes for the period between the settlement date and the July 23, 2019 stated maturity date of the Exchangeable Notes. Assuming you hold Exchangeable Notes in the principal amount of $50,000 and the settlement date for the exchange offer is November 28, 2017, the cash portion of the Offer Consideration would be $2,000, of which $347.95 would be with respect to accrued but unpaid interest to, but excluding, the settlement date and $1,652.05 would be with respect to future interest from, and including, the settlement date to the stated maturity date of the notes of July 23, 2019.

How does the Offer Consideration differ from what I am now entitled to under the Exchangeable Notes?

As a holder of Exchangeable Notes, you have the right to deliver an exchange notice to Delta Topco, at any time, to require the exchange of any or all of your Exchangeable Notes for a number of FWONK shares equal to the principal amount of the Exchangeable Notes being exchanged, plus accrued and unpaid interest thereon, divided by the exchange price of $22.323.  The FWONK shares so delivered would be “restricted securities,” as to which Liberty Media has filed a secondary shelf registration statement.  Delta Topco has the right, in lieu of making such exchange, to redeem your Exchangeable Notes for cash in an amount equal to the number of FWONK shares otherwise so deliverable multiplied by the volume weighted average price of FWONK over the five-trading day period ending on the trading day immediately preceding delivery of your exchange notice. Any noteholder may provide notice to Delta Topco of its intention to sell some or all of the FWONK shares it would receive upon exchange pursuant to an underwritten offering off the secondary shelf and requesting Delta Topco to waive its right of redemption.

The exchange price for the FWONK shares constituting part of the Offer Consideration also is $22.323 per share.  However, while accrued but unpaid interest is paid for in shares of FWONK at the exchange price under the terms of the Exchangeable Notes, the cash portion of the Offer Consideration represents, in part, such accrued but unpaid interest.  Unlike under the Exchangeable Notes, the cash portion of the Offer Consideration also represents future interest payable under Exchangeable Notes from the settlement date to the maturity date of the notes, without discounting or compounding.

For example, assume you hold $50,000 principal amount of Exchangeable Notes.  Were you to exercise your exchange right under the Exchangeable Notes with a settlement date of November 28, 2017, and Delta Topco were to deliver FWONK shares, you would receive a total of 2,256 FWONK shares.  Based on the October 26, 2017 closing sale price of FWONK on Nasdaq of $37.63 per share, the total consideration you receive would have a value of $84,893.28.  By contrast, under the exchange offer and also assuming a settlement date of November 28, 2017, you would receive Offer Consideration consisting of 2,240 FWONK shares and $2,000 in cash.  Based on the October 26, 2017 closing sale price of FWONK on Nasdaq of $37.63 per share, the total consideration constituting your Offer Consideration would have a value of $86,291.20.

How and when will I receive the Offer Consideration?

If your Exchangeable Notes are accepted for exchange in the exchange offer, you will receive the Offer Consideration promptly, and no more than two trading days, after the expiration date and the acceptance of such Exchangeable Notes for exchange. Delivery of the Offer Consideration will be made by delivery of a direct registration statement, reflecting the direct registration in book-entry form of the FWONK shares portion of the Offer Consideration at Liberty Media’s transfer agent, and delivery of a bank check, reflecting the cash portion of the Offer Consideration. See “The Exchange Offer—Acceptance of Exchangeable Notes for Exchange; Delivery of Offer Consideration.”

How many Exchangeable Notes will the Offeror purchase in all?

Upon the terms and subject to the conditions of the exchange offer, including the Minimum Tender Condition, the Offeror will purchase all, but not less than all, of the outstanding Exchangeable Notes validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, at the end of the expiration date. See “The Exchange Offer—Principal Amount of Exchangeable Notes; Offer Consideration.”

Is the exchange offer subject to any minimum tender or other conditions?

Yes. The exchange offer is conditioned upon the Minimum Tender Condition, requiring the valid tender in the exchange offer and acceptance by the Offeror of all of the outstanding Exchangeable Notes.  In addition, the exchange offer is conditioned upon the effectiveness of the registration statement of which this prospectus forms a part, no stop order suspending the effectiveness of the registration statement and no proceeding for that purpose having been instituted or that is pending, or to our knowledge, contemplated or threatened by the SEC, and the other closing conditions described in “The Exchange Offer—Conditions of the Exchange Offer.” Except as to the requirements that the registration statement be declared effective by the SEC and that there be no stop order suspending the effectiveness of such registration statement and no proceeding for that purpose having been instituted or that is pending, or to our knowledge, contemplated or threatened by the SEC, which conditions will not be waived, the Offeror may waive any of the conditions to the exchange offer in its sole and absolute discretion.

Will all of the Exchangeable Notes I validly tender in the exchange offer, and do not properly withdraw, be purchased?

Upon the terms and subject to the conditions of the exchange offer, including the Minimum Tender Condition, the Offeror will purchase all of the Exchangeable Notes that you validly tender pursuant to the exchange offer and do not properly withdraw.

What are the material differences between my rights as a holder of Exchangeable Notes and as a holder of FWONK shares?

The Exchangeable Notes accrue interest at an annual rate of 2.0%. Interest payments are made semiannually in arrears on January 23 and July 23 of each year, and are payable to noteholders, at the discretion of Delta Topco, by (i) issuing payment in kind notes in respect of the interest payable, rounded to the nearest dollar, or (ii) paying in cash the amount of interest due. The Exchangeable Notes rank pari passu with each other without preference as an unsecured obligation of Delta Topco, and are subordinated in right of payment to Delta Topco’s outstanding indebtedness for borrowed money, whether such indebtedness was outstanding on the date of issuance of the Exchangeable Notes or incurred thereafter.  However, the Exchangeable Notes are senior in right of payment to any indebtedness of Delta Topco held by or owed to Liberty Media or any of its affiliates (other than Delta Topco and its subsidiaries). You may exchange your Exchangeable Notes for FWONK shares subject to the terms of the Instrument and the Exchangeable Notes. As of the date of this prospectus, the Exchangeable Notes were exchangeable at the option of the holder for a number of FWONK shares equal to the quotient obtained by dividing the principal amount of the Exchangeable Notes being exchanged, plus accrued and unpaid interest to the date of exchange, by $22.323, rounded up to the nearest whole share. Pursuant to the Instrument, upon delivery of an exchange notice, Delta Topco has the right to redeem the Exchangeable Notes by delivering cash in lieu of FWONK shares in an amount equal to the number of FWONK shares otherwise so deliverable multiplied by the volume weighted average price of FWONK over the five-trading day period ending on the trading day immediately preceding delivery of the exchange notice. There is no trading market for the Exchangeable Notes and there are significant restrictions on the holders’ rights to transfer the Exchangeable Notes. A copy of the Instrument governing the terms of the Exchangeable Notes is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.  See “Description of the Exchangeable Notes.”

If, however, you participate in the exchange offer and your Exchangeable Notes are accepted, you will receive the Offer Consideration described above under “—What will I receive in the exchange offer if I tender my Exchangeable Notes and they are accepted?” in lieu of any future payments on or other rights under the Exchangeable Notes. You will become an equity holder of Liberty Media rather than a creditor of Delta Topco. For a description of the FWONK shares that will be delivered upon successful consummation of the exchange offer, see “Description of Common Stock.”

May I exchange only a portion of the Exchangeable Notes that I hold?

No. Because the Minimum Tender Condition requires the valid tender in the exchange offer of all of the outstanding Exchangeable Notes before the Offeror will accept validly tendered Exchangeable Notes, you must exchange all of your Exchangeable Notes if you elect to participate in the exchange offer.

What does the Offeror intend to do with the Exchangeable Notes that are tendered and accepted in the exchange offer?

Exchangeable Notes accepted for exchange by the Offeror in the exchange offer will be contributed to Delta Topco for cancellation.  In return, Delta Topco will issue additional shares of its capital stock to the Offeror.

What happens if some or all of my Exchangeable Notes are not accepted for exchange?

If the Offeror decides not to accept some or all of your Exchangeable Notes because of the failure of any of the conditions to the exchange offer, including the Minimum Tender Condition, or any invalid tenders, in each case which are not, where permitted, waived, all of your Exchangeable Notes tendered in the exchange offer will be returned to you, at the Offeror’s expense, promptly after the expiration or termination of the exchange offer.

Are you making a recommendation regarding whether I should participate in the exchange offer?

None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or any other person is making any recommendation as to whether or not you should tender your Exchangeable Notes for the Offer Consideration in the exchange offer. You must make your own determination as to whether to tender your Exchangeable Notes for exchange in the exchange offer. Before making your decision, we urge you to read this prospectus and the accompanying letter of transmittal carefully in their entirety, including the information in this prospectus set forth under “Risk Factors” and the documents incorporated by reference in this prospectus. If anyone else makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been so authorized.  We also urge you to consult your financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

Will the FWONK shares to be delivered in the exchange offer be freely tradable?

Yes. Liberty Media’s FWONK shares are listed on Nasdaq under the symbol “FWONK.”  Generally, the FWONK shares you receive in the exchange offer will be freely tradable, unless you are considered an “affiliate” of Liberty Media, as that term is defined in the Securities Act and the rules promulgated thereunder. For more information regarding the market for Liberty Media’s FWONK shares, see “Price Range of Series C Liberty Formula One Common Stock and Dividend Policy.”

When does the exchange offer expire?

The exchange offer will expire at 12:00 midnight, New York City time, at the end of Friday, November 24, 2017, unless extended or earlier terminated by the Offeror. The Offeror cannot assure you that it will extend the exchange offer or, if it extends the exchange offer, for how long the exchange offer will be extended. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

May the exchange offer be extended, amended or terminated?

The Offeror expressly reserves the right to extend the exchange offer in its sole and absolute discretion. The Offeror also expressly reserves the right to amend the terms of the exchange offer. Further, it may be required by law to extend the exchange offer if it makes a material change in the terms of the exchange offer or waives a material condition to the exchange offer or if there is a material change in the information contained in this prospectus. During any extension of the exchange offer, Exchangeable Notes that were previously tendered for exchange and not properly withdrawn will remain subject to the exchange offer. The Offeror reserves the right, in its sole and absolute discretion, but subject to applicable law, to terminate the exchange offer at any time prior to completion of the exchange offer if any conditions of the exchange offer have not been satisfied on or prior to the expiration date or upon the occurrence of any of the events specified under “The Exchange Offer—Conditions of the Exchange Offer.” In the event the exchange offer is terminated, withdrawn or otherwise not consummated on or prior to the expiration date, no consideration will be delivered or become deliverable to holders who have properly tendered their Exchangeable Notes pursuant to the exchange offer. In any such event, the Exchangeable Notes previously tendered pursuant to the exchange offer will be promptly returned to the tendering holders. For more information regarding the Offeror’s right to extend, amend or terminate the exchange offer, see “The Exchange Offer—Expiration Date; Extensions; Amendments” and “—Termination of the Exchange Offer.”

How will I be notified if the exchange offer is extended or amended?

In addition to transmitting by e-mail a notice to each holder, we will issue a press release or otherwise publicly announce any extension or amendment of the exchange offer. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer and we will also deliver to each holder notice of such extension by e-mail to the e-mail address for such holder listed in the registry maintained by Delta Topco.

What if not enough Exchangeable Notes are tendered?

If the Offeror determines that the Minimum Tender Condition has not been or cannot be satisfied on or prior to the expiration date, it may extend or terminate the exchange offer. If the exchange offer is terminated, none of the Exchangeable Notes will be accepted for exchange and any Exchangeable Notes that have been tendered for exchange will be returned to the holders promptly after the termination.

What risks should I consider in deciding whether or not to tender my Exchangeable Notes?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties that are described under “Risk Factors” and the risk factors set forth in the documents incorporated by reference in this prospectus.

What is the impact of the exchange offer to Liberty Media’s earnings per share for FWONK?

The numerator of the diluted earnings per share calculation will increase or decrease based on the following increase for the after-tax effect of the difference in interest expense related to the Exchangeable Notes.

The denominator of the earnings per share calculation will increase or decrease based on the following:

•                  decrease for the dilutive effect of the Exchangeable Notes resulting from the repayment of such Exchangeable Notes; and

•                  increase for the effect of the issuance of FWONK shares as payment for the repurchase of the Exchangeable Notes.

Is there a difference in the United States federal income tax consequences of an exchange of Exchangeable Notes pursuant to the terms of the Instrument as compared to participating in the exchange offer?

No.  The exchange of Exchangeable Notes pursuant to the terms of the Instrument would be a fully taxable transaction for United States federal income tax purposes.  Similarly, the exchange of Exchangeable Notes for the Offer Consideration pursuant to the exchange offer will be a fully taxable transaction for United States federal income tax purposes.

What are the material United States federal income tax consequences of my participating in the exchange offer?

The exchange of Exchangeable Notes for the Offer Consideration pursuant to the exchange offer will be a fully taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences relating to the exchange offer, see “Material United States Federal Income Tax Consequences.”  The tax laws of other jurisdictions may apply to a holder’s participation in the exchange offer and to the ownership and disposition of FWONK shares received in the exchange offer depending upon a number of factors, including the tax residency of the holder. Holders are urged to consult their own tax advisors regarding the application of the U.S. federal tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Are your financial condition and results of operations relevant to my decision to tender Exchangeable Notes for Offer Consideration in the exchange offer?

Yes. The price of FWONK shares is closely linked to our financial condition and results of operations. For information about our financial condition and results of operations, see “Capitalization,” “Selected Consolidated Historical Financial Data of Liberty Media” and the financial statements incorporated by reference to Liberty Media’s prospectus supplement filed with the SEC on September 21, 2017 pursuant to Rule 424(b)(3) under the Securities Act.  See “Where You Can Find More Information About Liberty Media.” For information about the accounting treatment of the exchange offer, see “The Exchange Offer—Accounting Treatment.”  We intend to pay the cash portion of the Offer Consideration with available cash.

Will the Offeror receive any cash proceeds from the exchange offer?

No. The Offeror will not receive any cash proceeds from the exchange offer. It will receive additional shares of capital stock from Delta Topco upon its contribution of the Exchangeable Notes to Delta Topco for cancellation.

How do I tender Exchangeable Notes for exchange in the exchange offer?

In accordance with the Instrument, all of the Exchangeable Notes are in certificated form and registered in the names of the holders in the register kept and maintained by Delta Topco. Only a registered holder of Exchangeable Notes may tender such notes in this exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, and mail or otherwise deliver such letter of transmittal and the certificate(s) representing the Exchangeable Notes being tendered, together with all other documents required by the letter of transmittal, so that they are received by the Exchange Agent at one of its physical addresses set forth on the last page of this prospectus before 12:00 midnight, New York City time, at the end of the expiration date.

Do not send letters of transmittal or certificates representing Exchangeable Notes to the Offeror, Liberty Media or Delta Topco. Send these documents only to the Exchange Agent.

Holders do not need to complete, sign and deliver the Transfer Notice attached as Exhibit A to the Exchangeable Notes to participate in the exchange offer.

May I tender my Exchangeable Notes by notice of guaranteed delivery?

No. There are no guaranteed delivery procedures applicable to the exchange offer and, accordingly, Exchangeable Notes may not be tendered by delivering a notice of guaranteed delivery. All tenders must be completed by 12:00 midnight, New York City time, at the end of the expiration date in order to be considered valid.

Once I have tendered Exchangeable Notes for exchange, can I change my mind?

Yes. Holders may withdraw Exchangeable Notes that were previously tendered for exchange at any time until 12:00 midnight, New York City time, at the end of the expiration date, which will be Friday, November 24, 2017, unless extended or earlier terminated by us. For more information, see “The Exchange Offer—Withdrawal Rights.”

How do I withdraw Exchangeable Notes previously tendered for exchange in the exchange offer?

For a withdrawal to be effective, you must deliver a written or email notice to the Exchange Agent, so that the notice is received by the Exchange Agent at one of its physical addresses or at the email address listed on the last page of this prospectus, at any time prior to 12:00 midnight, New York City time, at the end of the expiration date. For more information regarding the procedures for withdrawing Exchangeable Notes and the contents of such written notice, see “The Exchange Offer—Withdrawal Rights.”

Will I have to pay any fees or commissions if I tender my Exchangeable Notes for exchange in the exchange offer?

No fees or commissions are payable by the holders of the Exchangeable Notes to Liberty Media, the Offeror, Delta Topco or the Exchange Agent.

With whom may I talk if I have questions about the exchange offer?

If you have requests for additional copies of this prospectus or of the accompanying letter of transmittal, please contact Liberty Media at its address and telephone number set forth under “Where You Can Find More Information About Liberty Media.” If you have any questions about the Exchangeable Notes or the exchange offer generally, please contact Valerie Jacob or Brian Lewis at Freshfields, counsel to the selling shareholders of Delta Topco in the Formula 1 Acquisition, at +1 (212) 277 4000.

USE OF PROCEEDS

The Offeror will not receive any cash proceeds from the exchange offer. Liberty Media will pay all of the fees and expenses incurred by or on behalf of the Offeror related to the exchange offer. Exchangeable Notes that are accepted pursuant to the exchange offer will be contributed by the Offeror to Delta Topco for cancellation. In return, Delta Topco will issue to the Offeror additional shares of Delta Topco.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF LIBERTY MEDIA

The following tables set forth our historical balance sheet data as of June 30, 2017 and December 31, 2016, 2015, 2014, 2013 and 2012, our historical statement of operations for the six months ended June 30, 2017 and 2016 and for each of the years in the five-year period ended December 31, 2016, our pro forma earnings per share as of June 30, 2017 and December 31, 2016, 2015, 2014, 2013 and 2012, and our historical book value per share as of June 30, 2017 and December 31, 2016, 2015, 2014, 2013 and 2012. The following information is qualified in its entirety by, and should be read in conjunction with, our historical consolidated financial statements and “Management’s Discussion and Analyses of Financial Condition and Results of Operations” contained in our most recent annual and quarterly reports filed by us with the SEC, which are incorporated by reference herein. See “Where You Can Find More Information About Liberty Media.”

Summary Balance Sheet Data

	June 30,	December 31,
	2017(1)	2016	2015	2014	2013	2012
	amounts in millions
Cash	$744	562	201	681	1,088	603
Investments in available-for-sale securities and other cost investments(4)(8)	$750	1,309	533	816	1,324	1,392
Investment in affiliates, accounted for using the equity method(2)(3)(4)	$1,576	1,117	1,115	851	3,299	3,341
Intangible assets not subject to amortization	$28,072	24,018	24,018	24,018	24,018	344
Intangible assets subject to amortization, net	$6,373	1,072	1,097	1,166	1,200	108
Assets of discontinued operations(5)	$—	—	—	—	—	2,099
Total assets	$41,384	31,377	29,798	30,269	33,632	8,299
Current portion of deferred revenue	$2,292	1,877	1,797	1,641	1,575	24
Long-term debt, including current portion	$13,524	8,018	6,881	5,845	5,561	—
Deferred tax liabilities, net	$2,693	2,025	1,667	1,507	1,396	804
Stockholders’ equity	$15,448	11,756	10,933	11,398	14,081	6,440
Noncontrolling interest(2)	$5,636	5,960	7,198	8,778	9,801	(8)

Summary Statement of Operations Data

	Six months ended June 30,		Years ended December 31,
	2017(1)	2016	2016	2015	2014	2013(2)	2012
	amounts in millions, except per share amounts
Revenue(2)	$3,535	2,570	5,276	4,795	4,450	4,002	368
Operating income (loss)	$681	1,109	1,734	954	841	814	(80)
Interest expense	$(289)	(174)	(362)	(328)	(255)	(132)	(7)
Share of earnings (loss) of affiliates, net(2)(3)	$12	6	14	(40)	(113)	(32)	1,346
Realized and unrealized gains (losses) on financial instruments, net	$(61)	(40)	37	(140)	38	295	230
Gains (losses) on transactions, net(2)	$—	—	—	(4)	—	7,978	22
Net earnings (loss) attributable to the noncontrolling interests	$127	123	244	184	217	211	(2)

Earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders(7):
Liberty Media Corporation common stock	$ N/A	377	377	64	178	8,780	1,160
Liberty SiriusXM common stock	247	82	297	N/A	N/A	N/A	N/A
Liberty Braves common stock	(51)	32	(30)	N/A	N/A	N/A	N/A
Liberty Formula One common stock	(123)	(45)	36	N/A	N/A	N/A	N/A
	$73	466	680	64	178	8,780	1,160
Basic earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders per common share(6)(7):
Series A, B and C Liberty Media Corporation common stock	$ N/A	1.13	1.13	0.19	0.52	24.73	3.21
Series A, B and C Liberty SiriusXM common stock	0.74	0.24	0.89	N/A	N/A	N/A	N/A
Series A, B and C Liberty Braves common stock	(1.04)	0.89	(0.65)	N/A	N/A	N/A	N/A
Series A, B and C Liberty Formula One common stock	(0.65)	(0.54)	0.43	N/A	N/A	N/A	N/A
Diluted earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders per common share(6)(7):
Series A, B and C Liberty Media Corporation common stock	$ N/A	1.12	1.12	0.19	0.52	24.46	3.12
Series A, B and C Liberty SiriusXM common stock	0.73	0.24	0.88	N/A	N/A	N/A	N/A
Series A, B and C Liberty Braves common stock	(1.04)	0.11	(0.65)	N/A	N/A	N/A	N/A
Series A, B and C Liberty Formula One common stock	(0.65)	(0.54)	0.42	N/A	N/A	N/A	N/A

Pro Forma Earnings Per Share

	Six months ended June 30,		Years ended December 31,
	2017	2016	2016	2015	2014	2013	2012

Pro forma basic earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders per common share:
Series A, B and C Liberty Media Corporation common stock	$ N/A	1.13	1.13	0.19	0.52	24.73	3.21
Series A, B and C Liberty SiriusXM common stock	0.74	0.24	0.89	N/A	N/A	N/A	N/A
Series A, B and C Liberty Braves common stock	(1.04)	0.89	(0.65)	N/A	N/A	N/A	N/A
Series A, B and C Liberty Formula One common stock	(0.57)	(0.54)	0.43	N/A	N/A	N/A	N/A

Book Value Per Share

	June 30,	December 31,
	2017	2016	2015	2014	2013	2012

Historical book value per share:
Liberty Media Corporation common stock	NA	NA	32.68	33.21	41.07	17.63
Liberty SiriusXM common stock	30.38	30.09	NA	NA	NA	NA
Liberty Braves common stock	6.73	7.79	NA	NA	NA	NA
Liberty Formula One common stock	22.85	15.35	NA	NA	NA	NA

Pro forma book value per share:
Liberty Media Corporation common stock	NA	NA	32.68	33.21	41.07	17.63
Liberty SiriusXM common stock	30.38	30.09	NA	NA	NA	NA
Liberty Braves common stock	6.73	7.79	NA	NA	NA	NA
Liberty Formula One common stock	22.74	15.35	NA	NA	NA	NA

(1)                                 On January 23, 2017, Liberty Media, through its indirect, wholly owned subsidiary Liberty GR Cayman Acquisition Company (“Liberty Cayman”), completed the acquisition of Delta Topco, the parent company of Formula 1, a global motorsports business. Prior to that, on September 7, 2016, Liberty Media, through Liberty Cayman, entered into two definitive stock purchase agreements relating to the acquisition of Delta Topco. The first purchase agreement was completed on September 7, 2016, and provided for the acquisition of slightly less than a 20% minority stake in Formula 1 on an undiluted basis. On October 27, 2016, under the terms of the first purchase agreement, Liberty Cayman acquired an additional incremental equity interest of Delta Topco, maintaining Liberty Cayman’s investment in Delta Topco on an undiluted basis and increasing slightly to 19.1% on a fully diluted basis. Liberty Media’s indirect interest in Delta Topco, and by extension Formula 1, has been attributed to the Formula One Group. Liberty Media, through Liberty Cayman, acquired 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams, in a closing under the second purchase agreement (and following the unwind of the first purchase agreement) (the “Second Closing”). Liberty Cayman’s initial investment in Formula 1 was accounted for as a cost investment until the completion of the Second Closing, at which time Liberty Media began consolidating Formula 1. Liberty Media applied acquisition accounting upon completion of the transaction and at June 30, 2017, the purchase price allocation is preliminary and subject to change.

(2)                                 During the year ended December 31, 2012, Liberty Media acquired an additional 312.5 million shares of SIRIUS XM Radio, Inc. (now known as “SIRIUS XM”) in the open market for $769.0 million. Additionally, Liberty Media settled a forward contract and purchased an additional 302.2 million shares of SIRIUS XM for $649.0 million. SIRIUS XM recognized a $3.0 billion tax benefit during the year ended December 31, 2012. SIRIUS XM recorded the tax benefit as the result of significant positive evidence that a valuation allowance was no longer necessary for its recorded deferred tax assets. Liberty Media recognized its portion of this benefit ($1,229 million) based on our ownership percentage at the time of the recognition of the deferred tax benefit by SIRIUS XM. On January 18, 2013, Liberty Media acquired an additional 50.0 million common shares and acquired a controlling interest in SIRIUS XM and as a result consolidates SIRIUS XM as of such date. Liberty Media recorded a gain of approximately $7.5 billion in the first quarter of 2013 associated with application of purchase accounting based on the difference between fair value and the carrying value of the ownership interest Liberty Media had in SIRIUS XM prior to the acquisition of the controlling interest. The gain on the transaction was excluded from taxable income. Net gains and losses on transactions are included in the Other, net line item in the accompanying Liberty Media consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

(3)                                 In May 2013, Liberty Media acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter Communications, Inc. (“Charter”) for approximately $2.6 billion, which represented an approximate 27.0% beneficial ownership in Charter at the time of purchase.

(4)                                 On November 4, 2014, Liberty Media completed the spin-off to its stockholders of common stock of a newly formed company called Liberty Broadband Corporation (“Liberty Broadband”) (the “Broadband Spin-Off”). At the time of the Broadband Spin-Off, Liberty Broadband was comprised of, among other things, (i) Liberty Media’s former interest in Charter, (ii) Liberty Media’s former wholly  owned subsidiary TruePosition, Inc. (now known as Skyhook Holding, Inc. (“Skyhook”)), (iii) Liberty Media’s former minority equity investment in Time Warner Cable, Inc. (“Time Warner Cable”), (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. Liberty Media’s former investments in and results of Charter and Time Warner Cable are no longer included in the results of Liberty Media from the date of the completion of the Broadband Spin-Off forward. Based on the relative significance of Skyhook to Liberty Media, Liberty Media concluded that discontinued operations presentation of Skyhook was not necessary.

(5)                                 In January 2013, the entity then known as Liberty Media (which later became known as Starz (“Starz”) before it was acquired by Lions Gate Entertainment Corp.) spun-off (the “Starz Spin-Off”) its then-former wholly owned subsidiary, now known as Liberty Media, which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). The transaction was effected as a pro-rata dividend of shares of Liberty Media to the stockholders of Starz. Due to the relative significance of Liberty Media to Starz (the legal spinnor) and senior management’s continued involvement with Liberty Media following the Starz Spin-Off, Liberty Media is treated as the “accounting successor” to Starz for financial reporting purposes, notwithstanding the legal form of the Starz Spin-Off previously described. Therefore, the historical financial statements of the company formerly known as Liberty Media continue to be the historical financial statements of Liberty Media, and Starz, LLC is presented as discontinued operations for all periods prior to the completion of the Starz Spin-Off. Due to the short period between December 31, 2012 and the distribution date, Liberty Media did not record any results for Starz in discontinued operations for the statement of operations for the year ended December 31, 2013 due to the insignificance of such amounts for that period.

(6)                                 On July 23, 2014, holders of Series A and Series B Liberty Media common stock as of 5:00 p.m., New York City, time on July 7, 2014, the record date for the dividend, received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. The impact on basic and diluted earnings per share of the Series C common stock issuance has been reflected retroactively in all periods presented due to the treatment of the dividend as a stock split for accounting purposes.

(7)                                 On April 15, 2016, Liberty Media completed a recapitalization of its common stock into three new tracking stock groups, one designated as the Liberty Braves common stock, one designated as the Liberty Media common stock and one designated as the Liberty SiriusXM common stock, and distributed subscription rights related to the Liberty Braves common stock following the creation of the new tracking stocks (the “Recapitalization”). In the Recapitalization, each issued and outstanding share of Liberty Media’s existing common stock was reclassified and exchanged for (a) 1 share of the corresponding series of Liberty SiriusXM common stock, (b) 0.1 of a share of the corresponding series of Liberty Braves common stock and (c) 0.25 of a share of the corresponding series of Liberty Media common stock. Cash was paid in lieu of the issuance of any fractional shares. The newly issued shares commenced trading or quotation in the regular way on Nasdaq or the OTC Markets, as applicable, on Monday, April 18, 2016.

Following the creation of the tracking stocks, Series A, Series B and Series C Liberty SiriusXM common stock trade under the symbols LSXMA/B/K, respectively; Series A, Series B and Series C Liberty Braves common stock trade or are quoted under the symbols BATRA/B/K respectively; and Series A, Series B and Series C Liberty Media common stock traded or were quoted under the symbols LMCA/B/K, respectively. Shortly following the Second Closing, the Media Group and Liberty Media common stock were renamed the “Formula One Group” and the “Liberty Formula One common stock,” respectively, and the corresponding ticker symbols for the Series A, Series B and Series C Liberty Media common stock were changed to FWONA/B/K, respectively. Each series (Series A, Series B and Series C) of the Liberty SiriusXM common stock trades on Nasdaq. Series A and Series C Liberty Braves common stock trade on Nasdaq, and Series B Liberty Braves common stock is quoted on the OTC Markets. Series A and Series C Liberty Formula One common stock continue to trade on Nasdaq, and the Series B Liberty Formula One common stock continues to be quoted on the OTC Markets.

(8)                                 On September 7, 2016, Liberty Media, through its indirect wholly owned subsidiary Liberty Cayman, entered into two definitive stock purchase agreements relating to the acquisition of Delta Topco from a consortium of sellers led by CVC Capital Partners (“CVC”). The transactions contemplated by the first purchase agreement were completed on September 7, 2016, and provided for Liberty Cayman’s acquisition of slightly less than a 20% minority stake in Formula 1 on an undiluted basis for $746.0 million, funded entirely in cash (which is equal to $821.0 million in consideration less a $75.0 million discount to be repaid by Liberty Cayman to selling stockholders upon completion of the acquisition). On October 27, 2016, under the terms of the first purchase agreement, Liberty Cayman acquired an additional incremental equity interest of Delta Topco, maintaining Liberty Cayman’s investment in Delta Topco on an undiluted basis and increasing slightly to 19.1% on a fully diluted basis. Prior to the Second Closing, CVC continued to be the controlling shareholder of Formula 1, and Liberty Cayman did not have any voting interests or board representation in Formula 1. As a result, we concluded that we did not have significant influence over Formula 1, and therefore accounted for our investment in Formula 1 as a cost investment until the completion of the Second Closing. The Second Closing was completed on January 23, 2017, at which time Liberty Media began consolidating Formula 1.

PRICE RANGE OF SERIES C LIBERTY FORMULA ONE COMMON STOCK AND DIVIDEND POLICY

Market Information

On April 15, 2016, Liberty Media completed a recapitalization of its Series A, B and C common stock into three new tracking stocks, one designated as the Liberty Braves common stock, one designated as the Liberty Media common stock and one designated as the Liberty SiriusXM common stock, and distributed subscription rights related to the Liberty Braves common stock following the creation of the new tracking stocks (the “Recapitalization”). The Recapitalization was completed on April 15, 2016, and the newly issued shares commenced trading or quotation in the regular way on Nasdaq or the OTC Markets, as applicable, on Monday, April 18, 2016. In the Recapitalization, each issued and outstanding share of Liberty Media common stock was reclassified and exchanged for (a) 1 share of the corresponding series of Liberty SiriusXM common stock, (b) 0.1 of a share of the corresponding series of Liberty Braves common stock and (c) 0.25 of a share of the corresponding series of Liberty Media common stock on April 15, 2016. Cash was paid in lieu of the issuance of any fractional shares.

Following the creation of the tracking stocks, shares of Series A, Series B and Series C Liberty Media common stock traded or were quoted under the symbols “LMCA/B/K,” respectively. Shortly following the Second Closing of the Formula One Acquisition, what were formerly referred to as the Media Group and the Liberty Media common stock were renamed the Formula One Group and the Liberty Formula One common stock, respectively, and the corresponding ticker symbols for the Series A, Series B and Series C Liberty Media common stock were changed to “FWONA/B/K,” respectively. FWONK shares trade on Nasdaq.

The following table sets forth, for the calendar quarters indicated, the range of high and low sales prices for Liberty Media Series C common stock (prior to the Recapitalization) and FWONK (after the Recapitalization) as reported on Nasdaq.

	Liberty Media Series C common stock (LMCK)
	High	Low
2015
First quarter	40.20	33.06
Second quarter	39.65	35.74
Third quarter	38.47	32.18
Fourth quarter	40.61	34.39

2016
First quarter	38.14	31.06
Second quarter (April 1 - April 15)(1)	38.45	37.02

	Series C Liberty Formula One common stock (FWONK)
	High	Low
2016
Second quarter (April 18 — June 30)(1)	28.07	17.47
Third quarter	29.65	18.62
Fourth quarter	33.15	26.44

2017
First quarter	35.20	27.55
Second quarter	37.18	30.73
Third quarter	39.68	32.99
Fourth quarter (Through October 26, 2017)	41.14	37.28

(1)                                 As discussed above, the Recapitalization was completed on Friday, April 15, 2016, and FWONK (then named “Liberty Media Series C common stock”) commenced trading in the regular way on Nasdaq on Monday, April 18, 2016.

The last reported sale price of FWONK on Nasdaq on October 26, 2017 was $37.63 per share.

Dividend Policy

The declaration and payment of any cash dividends are at the discretion of Liberty Media’s board of directors (“Liberty Media’s board”) and depends upon our earnings, financial condition and other considerations deemed relevant by Liberty Media’s board. We have not paid any cash dividends on our FWONK shares, or any other shares of any series of Liberty Media common stock of any group, and we have no present intention of paying cash dividends on our FWONK shares or on any other shares of Liberty Media in the future.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
(in millions)	2017	2016	2016	2015
Fixed Charges
Interest expensed and capitalized	296	178	370	330
Interest within rental expense	9	9	17	18
Total Fixed Charges	305	187	387	348

Earnings
Add:
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	412	949	1,378	602
Fixed charges	305	187	387	348
Amortization of capitalized interest	1	1	2	2
Distributed income of equity investees	6	11	19	15
Subtract:
Interest capitalized	7	4	8	2
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	12	6	14	(40)
Total Earnings	705	1,138	1,764	1,005

Ratio of Earnings to Fixed Charges	2.3	6.1	4.6	2.9

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2017:

•                  on an actual basis; and

•                  as adjusted to give effect to (i) Delta Topco’s exchange, on September 20, 2017, of the principal amount of $323 million of Exchangeable Notes for 14,527,925 FWONK shares and (ii) this exchange offer and the related transactions, assuming all of the outstanding Exchangeable Notes are tendered and accepted for exchange and contributed to Delta Topco for cancellation and the exchange offer expires on the scheduled expiration date, resulting in the issuance and delivery of 1,227,221 FWONK shares and the payment of $1 million in cash as the Offer Consideration.

The table below should be read in conjunction with, and is qualified in its entirety by reference to, the other financial information in this prospectus, as well as the historical consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus.

	As of June 30, 2017 (in millions)
	Actual	As Adjusted
	Unaudited
Cash and cash equivalents	$744	743

Debt
Corporate level notes and loans:
Margin Loans	600	600
Liberty 1.375% Cash Convertible Notes due 2023	1,177	1,177
Liberty 2.25% Exchangeable Senior Debenture due 2046	483	483
Liberty 1% Cash Convertible Notes due 2023	523	523
Other	35	35
Subsidiary notes and loans:
SIRIUS XM Notes and loans	6,474	6,474
Braves Notes and loans	511	511
Formula 1 Term B Loans	3,116	3,116
Second Lien	301	301
Exchangeable Notes	335	—
Deferred loan costs	(31)	(31)
Total Debt	$13,524	13,189

Stockholders’ Equity
Common stock	5	5
Additional paid-in capital	3,695	4,030
Accumulated other comprehensive earnings (loss), net of taxes	(52)	(52)
Retained earnings	11,800	11,799
Total Stockholders’ Equity	$15,448	15,782

Total Capitalization	$28,972	28,971

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The outstanding Exchangeable Notes represent less than 10% of the Exchangeable Notes that were initially issued by Delta Topco pursuant to the Instrument. The purpose of the exchange offer is to simplify the capitalization of Delta Topco, by the Offeror acquiring all of the outstanding Exchangeable Notes and contributing them to Delta Topco for cancellation in exchange for additional shares of Delta Topco.

Principal Amount of Exchangeable Notes; Offer Consideration

The Offeror is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, the Offer Consideration for all, but not less than all, of the outstanding Exchangeable Notes.

The Offer Consideration deliverable for exchanged Exchangeable Notes consists of: (i) a number of FWONK shares equal to the quotient obtained by dividing the principal amount of such Exchangeable Notes by $22.323 and (ii) cash in an amount equal to all interest that would have been paid to such holder, in accordance with the terms of the Exchangeable Notes, had such notes been held until the maturity date of July 23, 2019, without discounting or compounding.  In the event that an exchange would yield a fractional FWONK share, in lieu of such fraction, the Offeror will round up to the nearest whole FWONK share.

The Offeror will accept for exchange all Exchangeable Notes validly tendered and not properly withdrawn on or prior to the expiration date, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal.

All Exchangeable Notes validly tendered but not purchased because the exchange offer is not completed will be returned to you at the Offeror’s expense promptly following the earlier of the termination or expiration of the exchange offer.

You may withdraw your Exchangeable Notes from the exchange offer by following the procedures described under “—Withdrawal Rights.”

The exchange offer is conditioned on all of the outstanding Exchangeable Notes being validly tendered and accepted for exchange and the other conditions described under “—Conditions of the Exchange Offer.”

Recommendation

None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or any other person is making any recommendation as to whether or not you should participate in the exchange offer, and each is remaining neutral as to whether you should tender your Exchangeable Notes in the exchange offer. You must make your own investment decision with regard to the exchange offer based upon your own assessment. Before making your decision, we urge you to read this prospectus and the accompanying letter of transmittal carefully, including the information in this prospectus set forth under “Risk Factors” and the documents incorporated by reference in this prospectus.

Status of FWONK shares under the Securities Act

Liberty Media’s FWONK shares are listed on Nasdaq under the symbol “FWONK.”  Generally, the FWONK shares you receive in the exchange offer may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act, unless you are considered an “affiliate” of Liberty Media within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is an affiliate of Liberty Media at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws. For more information regarding the market for FWONK shares, see “Price Range of Series C Liberty Formula One Common Stock and Dividend Policy.”

Expiration Date; Extensions; Amendments

The exchange offer will expire at 12:00 midnight, New York City time, at the end of the expiration date, unless the Offeror, in its sole and absolute discretion, extends it, in which case the expiration date will be the latest date to which the exchange offer is extended.

The Offeror expressly reserves the right, in its sole and absolute discretion at any time and from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Exchangeable Notes. If the Offeror decides to extend the expiration date, we will announce any extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the exchange offer, and we will also deliver to each holder notice of such extension by e-mail to the e-mail address for such holder listed in the registry maintained by Delta Topco.

This prospectus, the letter of transmittal and other relevant materials are being mailed to record holders of Exchangeable Notes, at their respective addresses as set forth in the registry for the Exchangeable Notes maintained by Delta Topco.

If the Offeror materially changes the terms of the exchange offer or the information concerning the exchange offer, it will promptly disclose the changes and extend the exchange offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which an exchange offer must remain open following material changes in the terms of the exchange offer or information concerning the exchange offer (other than a change in price or a decrease in percentage of Exchangeable Notes sought, as described below) will depend on the facts and circumstances, including the relative materiality of such terms or information. If the Offeror:

•                  increases or decreases the Offer Consideration to be delivered for the Exchangeable Notes; or

•                  decreases the principal amount of Exchangeable Notes it is seeking to purchase in the exchange offer,

then the exchange offer must remain open, or will be extended, until at least ten business days from, and including, the date that notice of any such change is first published, sent or given in the manner described above. For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offeror also expressly reserves the right (1) to delay acceptance for exchange of any Exchangeable Notes tendered pursuant to the exchange offer, regardless of whether any such Exchangeable Notes were previously accepted for exchange, and (2) at any time, or from time to time, to amend the exchange offer in any manner. The Offeror’s reservation of the right to delay exchange of Exchangeable Notes that it has accepted for exchange is limited by the SEC’s rules under the Exchange Act, which require that a bidder must pay the consideration offered or return the securities deposited by or on behalf of holders promptly after the termination or withdrawal of any offer. Any extension, delay in delivery of the Offer Consideration, or amendment will be followed as promptly as practicable by press release or public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer, and we will also deliver to each holder notice of such extension by e-mail to the e-mail address for such holder listed on the registry maintained by Delta Topco.  Without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a press release.

Termination of the Exchange Offer

The Offeror reserves the right, in its sole and absolute discretion, to terminate the exchange offer and not accept for exchange any Exchangeable Notes at any time prior to the completion of the exchange offer if any of the conditions below under “—Conditions of the Exchange Offer” have not been satisfied on or prior to the expiration date or upon the occurrence of any of the events specified below under “—Conditions of the Exchange Offer.” If the Offeror terminates the exchange offer, it will notify the Exchange Agent and we will issue a timely press release or other public announcement regarding the termination as well as deliver to each holder notice of such termination by e-mail to the e-mail address for such holder listed in the registry maintained by Delta Topco.

In the event the exchange offer is terminated, withdrawn or otherwise not consummated on or prior to the expiration date, no consideration will be delivered or become deliverable to any holders who have properly tendered their Exchangeable Notes pursuant to the exchange offer. In any such event, any Exchangeable Notes previously tendered pursuant to the exchange offer will be promptly returned to the tendering holders.

Effect of Letter of Transmittal

Subject to, and effective upon, the acceptance of the Exchangeable Notes, by executing and delivering a letter of transmittal each holder of Exchangeable Notes:

•                  irrevocably sells, assigns and transfers to or upon the order of the Offeror all right, title and interest in and to, all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of the Exchangeable Notes;

•                  waives any and all right with respect to the Exchangeable Notes tendered; and

•                  releases and discharges Delta Topco, Liberty Media and the Offeror from any and all claims such holder may have, now or in the future, arising out of or related to the Exchangeable Notes, but excluding any claims arising now or in the future under federal securities laws and other than pursuant to the holder’s rights under the express terms of the exchange offer.

Conditions of the Exchange Offer

Notwithstanding any other provision of the exchange offer to the contrary, the Offeror will not be required to exchange any Exchangeable Notes if the conditions described herein are not met.

The exchange offer is subject to the following conditions that the Offeror may not waive:

•                  the registration statement of which this prospectus forms a part shall have become effective; and

•                  no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

The exchange offer is further subject to the condition that the Minimum Tender Condition shall have been satisfied.

In addition, the exchange offer is subject to the condition that none of the following events shall have occurred (or has been determined by the Offeror to have occurred) and be continuing that in the Offeror’s reasonable judgment and regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer or with the exchange of the Offer Consideration for Exchangeable Notes:

•                  there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer which would or would be reasonably likely to directly or indirectly prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•                  an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that would or would be reasonably likely to directly or indirectly prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•                  there shall have occurred any other event or events that would prohibit, restrict or delay the consummation of the exchange offer;

•                  any approval, permit, authorization, favorable review or consent of any domestic or foreign governmental entity or any third-party consents required to be obtained in connection with the exchange offer shall not have been obtained; or

•                  there shall have occurred:

•                  any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter markets in the United States;

•                  a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States; or

•                  a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, a catastrophic terrorist attack against the United States or its citizens.

For purposes of the foregoing provisions, the “Minimum Tender Condition” shall be deemed to have been satisfied only if the Exchange Agent has received Exchangeable Notes, which have been validly tendered and not properly withdrawn, representing 100% of the outstanding principal amount of the Exchangeable Notes by 12:00 midnight, New York City time, at the end of the expiration date.

The Offeror expressly reserves the right to amend or terminate the exchange offer and to reject any Notes not previously accepted for exchange, upon the failure of the Minimum Tender Condition to be satisfied or upon the occurrence of any of the events specified above.

Notwithstanding the foregoing, the Offeror expressly reserves the right, in its sole discretion, but subject to applicable law, to terminate the exchange offer prior to the expiration date and not accept in exchange for Offer Consideration any Exchangeable Notes tendered in the exchange offer if the Offeror determines, in its reasonable judgment, that any of the conditions of the exchange offer have not been satisfied on or prior to the expiration date.

The foregoing conditions are solely for the Offeror’s benefit, and it may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions. The Offeror may also, in its sole and absolute discretion, waive these conditions in whole or in part, at any time and from time to time in its discretion, except as to the requirements that the registration statement be declared effective by the SEC and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC. The Offeror’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right that may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described above will be final and binding on all parties. We will give prompt notice of any amendment, non-acceptance, termination or waiver to the Exchange Agent, followed by a timely public announcement.

Consequences of Failure to Tender Exchangeable Notes

Because the Minimum Tender Condition requires the valid tender of all of the outstanding Exchangeable Notes, if any holder of Exchangeable Notes does not validly tender all of its Exchangeable Notes, all of the Exchangeable Notes tendered in the exchange offer will be returned, at the Offeror’s expense, promptly after the expiration or termination of the exchange offer, unless the Offeror waives the Minimum Tender Condition. The Offeror does not presently intend to waive this condition.

Procedures for Tendering Exchangeable Notes

In accordance with the Instrument, all of the Exchangeable Notes are in certificated form and registered in the names of the holders in the registry kept and maintained by Delta Topco. Only a registered holder of Exchangeable Notes may tender such notes in this exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, and mail or otherwise deliver such letter of transmittal and the certificate(s) representing the Exchangeable Notes being tendered, together with all other documents required by the letter of transmittal, so that they are received by the Exchange Agent at one of its physical addresses set forth on the last page of this prospectus before 12:00 midnight, New York City time, at the end of the expiration date.

We are not providing guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Exchange Agent on or prior to the expiration date of the exchange offer. Tenders not completed at or prior to 12:00 midnight, New York City time, at the end of the expiration date will be disregarded and of no effect.

Do not send letters of transmittal or certificates representing Exchangeable Notes to the Offeror, Liberty Media or Delta Topco. Send these documents only to the Exchange Agent.

Holders of Exchangeable Notes do not need to complete, sign and deliver the transfer notice attached as Exhibit A to the Exchangeable Notes to participate in the exchange offer.

General Provisions

The method of delivery of the letter of transmittal, the certificates representing Exchangeable Notes and all other documents or instructions is at your risk.

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders and withdrawals of Exchangeable Notes will be determined by the Offeror in its sole discretion. The Offeror’s determination will be final and binding. Alternative, conditional or contingent tenders will not be considered valid. The Offeror and the Exchange Agent reserve the absolute right to reject any or all tenders of Exchangeable Notes that are not in proper form or the acceptance of which would, in the Offeror’s judgment or in the judgment of the Exchange Agent or its counsel, be unlawful. The Offeror and the Exchange Agent also reserve the right to waive any defects, irregularities or conditions of tender as to particular Exchangeable Notes either before or after the expiration date (including the right to waive the ineligibility of any security holder who seeks to tender Exchangeable Notes in the exchange offer). A waiver of any defect or irregularity with respect to the tender of any Exchangeable Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Exchangeable Notes except to the extent the Offeror may otherwise so provide. The Offeror will interpret the terms and conditions of the exchange offer and its determination will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Exchangeable Notes for exchange must be cured within the period of time the Offeror determines. Tenders of Exchangeable Notes shall not be deemed to have been made until any defects or irregularities have been waived by the Offeror or cured. None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or any other person will be under any duty to give notification of any defect or irregularity in any tender of Exchangeable Notes, or will incur any liability to you for failure to give any such notification.

All tendering holders, by execution of the letter of transmittal, waive any right to receive notice of the acceptance of their Exchangeable Notes for purchase.

Exchangeable Notes being tendered must be delivered to the Exchange Agent in accordance with the procedures described in this prospectus and the accompanying letter of transmittal, before 12:00 midnight, New York City time, at the end of the expiration date.

Acceptance of Exchangeable Notes for Exchange; Delivery of Offer Consideration

Upon satisfaction or waiver, as permitted, of all of the conditions to the exchange offer, and assuming the Offeror has not previously elected to terminate the exchange offer, the Offeror will accept any and all Exchangeable Notes that are properly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, at the end of the expiration date. Immediately prior to the Offeror’s acceptance of any and all of the Exchangeable Notes, Liberty Media will make a contribution to the Offeror of the Offer Consideration, which is expected to be an aggregate of 1,227,221 FWONK shares and $1,095,809.72  in cash if all of the outstanding Exchangeable Notes are tendered and accepted. The Offer Consideration will be delivered promptly after acceptance of the Exchangeable Notes, and no more than two trading days, following the expiration date.  For purposes of the exchange offer, the Offeror will be deemed to have accepted validly tendered Exchangeable Notes, when, as, and if the Offeror has given oral or written notice of its acceptance of the Exchangeable Notes to the Exchange Agent.

In all cases, the delivery of the Offer Consideration, consisting of the delivery of direct registration statements representing the FWONK shares to be held in book-entry form at Liberty Media’s transfer agent and a bank check for the cash portion, for any Exchangeable Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the Exchange Agent of the certificates representing such Exchangeable Notes, a properly completed letter of transmittal duly executed by the holder of such Exchangeable Notes and receipt of all other required documents from such holder. The Offeror reserves the absolute right to waive any defects or irregularities in the tender or conditions, as permitted, of the exchange offer. If any tendered Exchangeable Notes are not accepted for any reason, those unaccepted Exchangeable Notes will be returned without expense to the tendering holder thereof as promptly as practicable after the termination, expiration or withdrawal of the exchange offer.

If your Exchangeable Notes are accepted for exchange in the exchange offer, you will receive the Offer Consideration promptly, and no more than two trading days, after the expiration date and the acceptance of such Exchangeable Notes for exchange. Delivery of the Offer Consideration will be made by delivery of a direct registration statement, reflecting the direct registration in book-entry form of the FWONK shares portion of the Offer Consideration at Liberty Media’s transfer agent, and delivery of a bank check, reflecting the cash portion of the Offer Consideration.

Settlement Date

The settlement date in respect of Exchangeable Notes that are accepted pursuant to the exchange offer is expected to be promptly, (and no more than two trading days,) following the expiration date.

Your Representation and Warranty; The Offeror’s Acceptance Constitutes an Agreement

A tender of Exchangeable Notes under the procedures described above will constitute your acceptance of the terms and conditions of the exchange offer. In addition, by tendering your Exchangeable Notes in the exchange offer, you are representing, warranting and agreeing that, among other things:

•                  you have received a copy of this prospectus and the accompanying letter of transmittal and agree to be bound by all the terms and conditions of the exchange offer;

•                  you have full power and authority to tender your Exchangeable Notes;

•                  you have assigned and transferred the Exchangeable Notes to the Exchange Agent and irrevocably constitute and appoint the Exchange Agent as your true and lawful agent and attorney-in-fact to cause your Exchangeable Notes to be tendered in the exchange offer, that power of attorney being irrevocable and coupled with an interest, subject only to the right of withdrawal described in this prospectus; and

•                  your Exchangeable Notes are being tendered, and will, when accepted by the Exchange Agent, be free and clear of all charges, liens, restrictions, claims, equitable interests and encumbrances, other than the claims of a holder under the express terms of the exchange offer.

By tendering Exchangeable Notes pursuant to the exchange offer, you will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the Exchange Agent or by the Offeror to be necessary or desirable to complete the tender, sale, assignment and transfer of the Exchangeable Notes tendered thereby.

The Offeror’s acceptance for purchase of Exchangeable Notes tendered under the exchange offer will constitute a binding agreement between you and the Offeror upon the terms and conditions of the exchange offer described in this and the related documents. Such agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Withdrawal Rights

Tenders of the Exchangeable Notes may be withdrawn by delivery of a written or email notice to the Exchange Agent so that the notice is received by the Exchange Agent at one of its physical addresses or at the email address listed on the last page of this prospectus, at any time prior to 12:00 midnight, New York City time, at the end of the expiration date. Any written notice of withdrawal must (1) specify the name of the person having tendered the Exchangeable Notes to be withdrawn, (2) identify the Exchangeable Notes to be withdrawn (including the certificate number or numbers and principal amount of the Exchangeable Notes, as applicable), and (3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Exchangeable Notes were tendered.

Withdrawals may not be rescinded. If you change your mind, you may tender your Exchangeable Notes again by following the exchange offer procedures before the exchange offer expires. Any questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion. The Offeror’s determination will be final and binding. The Offeror and the Exchange Agent reserve the absolute right to reject any or all attempted withdrawals of Exchangeable Notes that are not in proper form or the acceptance of which would, in the Offeror’s judgment or in the judgment of the Exchange Agent or its counsel, be unlawful. The Offeror and the Exchange Agent also reserve the right to waive any defects, irregularities or conditions of a withdrawal as to particular Exchangeable Notes. A waiver of any defect or irregularity with respect to the withdrawal of any Exchangeable Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the withdrawal of any other Note except to the extent we may otherwise so provide. Withdrawals of Exchangeable Notes shall not be deemed to have been made until any defects or irregularities have been waived by the Offeror or cured. None of Liberty Media, the Offeror, Delta Topco, their respective directors or officers or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

The Exchangeable Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Exchangeable Notes which have been tendered for exchange but which are withdrawn will be returned to the holder without cost to the holder promptly after withdrawal. Properly withdrawn Exchangeable Notes may be re-tendered by following the procedures described under “—Procedures for Tendering Exchangeable Notes” at any time on or prior to 12:00 midnight, New York City time, at the end of the expiration date. In addition, if not previously returned, Exchangeable Notes tendered in the exchange offer that are not accepted by the Offeror for exchange may be withdrawn on or after the 40th business day following the commencement of this exchange offer.

If the Offeror extends the exchange offer, is delayed in its acceptance of Exchangeable Notes, or is unable to accept Exchangeable Notes for exchange under the exchange offer for any reason, then, without prejudice to its rights under the exchange offer, the Exchange Agent may, subject to applicable law, retain tendered Exchangeable

Notes on our behalf, and such Exchangeable Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in this prospectus and the accompanying letter of transmittal.

Deed Poll Amending the Instrument

Under the Instrument, the Exchangeable Notes may only be transferred by a holder to an affiliate of the holder, another holder, or to Delta Topco.  In addition, at least five business days prior to any transfer, a holder is required to notify Delta Topco of the transfer by completing and delivering to Delta Topco the form of Transfer Notice attached as Exhibit A to the Exchangeable Notes.

To facilitate the exchange offer and to simplify the procedures for tendering Exchangeable Notes, Delta Topco has executed an amendment to the Instrument in, the form of a deed poll, which provides that (i) the term “Permitted Transfer” includes a transfer of Exchangeable Notes to Computershare, acting as Exchange Agent, and to the Offeror pursuant to the exchange offer and (ii) holders of Exchangeable Notes will not be required to complete, execute and deliver to Delta Topco a Transfer Notice in order to tender their Exchangeable Notes and participate in the exchange offer.  The deed poll executed by Delta Topco has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information About Liberty Media.”

Exchange Agent

Computershare has been appointed as the Exchange Agent for the exchange offer. We have agreed to pay the Exchange Agent a reasonable and customary fee for its services. We will also indemnify the Exchange Agent for certain liabilities and expenses in connection with the exchange offer, including liabilities under the federal securities laws.  All completed letters of transmittal, certificate(s) and other materials (if applicable) should be directed to the Exchange Agent at one of its addresses set forth below:

By Registered or Certified Mail:	By Overnight Delivery or Courier:
Computershare	Computershare
Attn: Voluntary Corporate Actions	Attn: Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

Solicitation

The Exchange Agent will mail solicitation materials on the Offeror’s behalf. In connection with the exchange offer, officers, directors and regular employees of Liberty Media may answer inquiries concerning the terms of the exchange offer, in each case by use of the mails, electronic communication or other similar methods, but they will not receive additional compensation for soliciting tenders or answering any such inquiries. Counsel to the selling shareholders in the Formula 1 Acquisition, Freshfields, is available to answer any questions regarding the terms of the Exchangeable Notes and the exchange offer generally. Liberty Media has agreed to pay the fees and expenses of Freshfields for these services.

Retirement and Cancellation

Any Exchangeable Notes that are properly tendered and accepted pursuant to the exchange offer will be contributed by the Offeror to Delta Topco for cancellation in exchange for additional shares of Delta Topco.

Security Ownership

Duncan Llowarch, chief financial officer of Delta Topco and a director of certain of its subsidiaries, and Sacha Woodward Hill, general counsel of Delta Topco and a director of certain of its subsidiaries, each own $1.7 million, or 6.3%, of the outstanding Exchangeable Notes.  Peter Brabeck-Letmathe, a director of Delta Topco, owns $2.3 million, or 8.4%, of the outstanding Exchangeable Notes.  Other than the Messrs. Llowarch and Brabeck-Letmathe and Ms. Hill (the “Delta Topco holders”), neither Liberty Media or any of its subsidiaries, including the Offeror and Delta Topco, nor, to the best of our knowledge, any of Liberty Media’s or its subsidiaries’ executive officers, directors or affiliates or any associates of the foregoing, owns any outstanding Exchangeable Notes.  The Offeror will not acquire any Exchangeable Notes from Liberty Media or any of its subsidiaries or, to the best of our knowledge, any of Liberty Media’s or its subsidiaries’ executive officers, directors or affiliates, or any associates of the foregoing pursuant to the exchange offer, other than the Delta Topco holders.  Any Exchangeable Notes validly tendered by, and accepted from, the Delta Topco holders will be exchanged for Offer Consideration on the same terms as Exchangeable Notes validly tendered by, and accepted from, other holders.  The only transactions by Liberty Media or any of its subsidiaries, including the Offeror, or, to the best of our knowledge. any of Liberty Media’s or its subsidiaries’ executive officers, directors or affiliates, or any associates of the foregoing, involving the Exchangeable Notes in the past 60 days were in connection with Delta Topco’s exchange, on September 20, 2017, of $323.2 million of Exchangeable Notes for 14,527,925 FWONK shares, at an exchange price of $22.323 per share, upon the exercise by the holders of those notes of their exchange right in accordance with the provisions of the Instrument and the Exchangeable Notes. The FWONK shares so issued were subsequently offered and sold in an underwritten offering that was registered under the Securities Act, and Liberty Media was responsible for the expenses incident to such registration.

Commissions

Tendering holders of outstanding Exchangeable Notes will not be required to pay any expenses of soliciting tenders in the exchange offer, including any fee or commission payable to the Exchange Agent.

Source and Amount of Funds

We estimate that the total amount of funds required to pay the cash portion of the Offer Consideration for all outstanding Exchangeable Notes and to pay costs and expenses related to the exchange offer, including the fees of the Exchange Agent, legal counsel, accountants and other professionals will be approximately $1,350,000.  The cash portion of the Offer Consideration, and funds to cover fees and expenses of the exchange offer, will be transferred to the Offeror prior to the settlement of the exchange offer from existing cash balances of Liberty Media and its consolidated subsidiaries (including Delta Topco), and prior to the settlement of the exchange offer, the FWONK shares portion of the Offer Consideration will be transferred to the Offeror by Liberty Media and its subsidiaries.

Accounting Treatment

If the exchange offer is consummated, we expect to account for the premium paid in the form of FWONK shares as an exchange of the Exchangeable Notes into equity securities, net of any expenses associated with the exchange offer. We intend to pay the cash portion of the Offer Consideration with available cash.

For Exchangeable Notes validly tendered and accepted and retired, we will recognize an inducement expense equal to the cash payment for unaccrued interest.

We expect to record the net result of the induced exchange charge and the gain/loss on settlement of an exchangeable instrument related to the exchange offer as a debt extinguishment charge. We will also recognize a reduction of the related liabilities and an increase in common stock and additional paid-in capital related to the exchange offer.

Appraisal Rights

There are no dissenter’s rights or appraisal rights with respect to the exchange offer.

Transfer Taxes

Subject to the following, we will pay all transfer taxes, if any, applicable to the exchange of Exchangeable Notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•                  FWONK shares are to be delivered to, or issued in the name of, any person other than the registered holder of the Exchangeable Notes; or

•                  a transfer tax is imposed for any reason other than the exchange of Exchangeable Notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

We will not pay or bear any United Kingdom stamp duty which is applicable to the exchange of the Exchangeable Notes pursuant to the exchange offer unless such stamp duty is to be paid in order to produce the relevant stamped instrument before any court, arbitrator, referee or other public authority and that instrument could not be given in evidence or relied upon before such court, arbitrator, referee or public authority without the payment of such stamp duty.

Repurchases Outside the Exchange Offer

Rule 14e-5 under the Exchange Act prohibits us and our affiliates from purchasing Exchangeable Notes and related securities outside of the exchange offer from the time that the exchange offer is first announced until the expiration of the exchange offer, subject to certain exceptions. In addition, Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any Exchangeable Notes and related securities other than pursuant to the exchange offer until ten business days after the expiration date of the exchange offer, although there are some exceptions. Accordingly, if the exchange offer is completed and all of the Exchangeable Notes are repurchased, any such repurchase must be as a result of a validly tendering Exchangeable Notes in connection with the exchange offer.

Miscellaneous

This prospectus and the letter of transmittal will be mailed to registered holders of the Exchangeable Notes at their respective addresses as set forth in the registry for the Exchangeable Notes maintained by Delta Topco.

We are not aware of any jurisdiction where the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the exchange offer or the acceptance of Exchangeable Notes pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the exchange offer will not be made to (nor will tenders be accepted from or on behalf of) holders of the Exchangeable Notes in such jurisdiction.

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC the Schedule TO, which contains additional information with respect to the exchange offer. We will file an amendment to the Schedule TO to report any material changes in the terms of the exchange offer and to report the final results of the exchange offer as required by Exchange Act Rule 13e-4(c)(3) and 13e-4(c)(4), respectively. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Where You Can Find More Information About Liberty Media.”

None of Liberty Media, the Offeror or their respective directors or officers has authorized any person to give any information or to make any representation in connection with the exchange offer other than the information and representations contained in this prospectus or the letter of transmittal. If anyone makes any representation or gives any such information, you should not rely upon that representation or information as having been so authorized.

The following persons are the directors and executive officers of the Offeror as of the date of this prospectus.

Name	Position
Richard N. Baer	Director
Tim Lenneman	Director
Duncan Llowarch	Director
Gregory Maffei	Director
Craig Troyer	Director
Sacha Woodward Hill	Director

The address of each person is: c/o Liberty GR Acquisition Company Limited, No. 2, St. James’s Market, London, United Kingdom, SW1Y 4AH. Each person’s telephone number is (877) 722-1518.

The following persons are directors and executive officers of Liberty Media as of the date of this prospectus.

Name	Position
John C. Malone	Chairman of the Board and Director
Gregory B. Maffei	Chief Executive Officer, President and Director
Robert R. Bennett	Director
Brian Deevy	Director
M. Ian G. Gilchrist	Director
Evan D. Malone	Director
David E. Rapley	Director
Larry E. Romrell	Director
Andrea Wong	Director
Mark D. Carleton	Chief Financial Officer
Albert E. Rosenthaler	Chief Corporate Development Officer

The address of each director and executive officer is: c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. Each person’s telephone number is (720) 875-5400.

From time to time Liberty Media has under consideration various plans and proposals to simplify and rationalize the capital and debt structure of Delta Topco and its subsidiaries, including the removal of redundant subsidiaries, to allow for the more efficient repatriation of cash from its operating subsidiaries and to better accommodate new business lines. Apart from these plans and proposals, as of the date of this prospectus, we have no plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Delta Topco or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of Delta Topco or any of its subsidiaries; (3) except as described herein, any material change in Delta Topco’s present dividend rate or policy, or indebtedness or capitalization; (4) any change in Delta Topco’s present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in Delta Topco’s corporate structure or business; (6) although not currently listed, any class of Delta Topco’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) although not currently registered, any class of Delta Topco’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (8) although Delta Topco is not currently obligated to file reports, the suspension of Delta Topco’s obligation to file reports under Section 15(d) of the Exchange Act if such obligation arises; (9) except in connection with the exchange offer or the transfer of the Exchangeable Notes by the Offeror to Delta Topco following the completion of the exchange offer, the acquisition by any person of additional securities of Delta Topco, or the disposition of securities of Delta Topco; or (10) any changes in Delta Topco’s governing instruments or other actions that could impede the acquisition of control of Delta Topco.

DESCRIPTION OF THE EXCHANGEABLE NOTES

The Exchangeable Notes are governed by the terms of the Exchangeable Redeemable Loan Note Instrument, which was made by Delta Topco on January 23, 2017 and amended on May 2, 2017, September 19, 2017 and October 25, 2017 (the “Instrument”).  The Exchangeable Notes were issued to the former selling shareholders of Formula 1 in connection with the Formula 1 Acquisition and had an initial principal amount of $350,639,389.  As of the date of this prospectus, there is $27,395,243 principal amount of Exchangeable Notes outstanding.

The following is a summary of the material terms of the Instrument and the Letter Agreement (as defined below).

Description and Repayment

The Exchangeable Notes are 2% fixed rate unsecured exchangeable redeemable loan notes that were issued by Delta Topco in integral multiples of $1.00. The Exchangeable Notes have a maturity date of July 23, 2019 (the “maturity date”).

Interest accrues on the Exchangeable Notes at the rate of 2% per annum and is payable to the holders twice yearly in arrears on January 23 and July 23, at the discretion of Delta Topco, by (i) issuing payment in kind notes (“PIK notes”) in respect of the interest payable, rounded to the nearest dollar, or (ii) paying in cash the amount of interest due. With respect to any individual interest period, interest payments are to be made to each holder in the same form and are to be comprised entirely of cash or entirely of PIK notes. PIK notes are to have a maturity date, bear interest and be subject to terms and conditions identical to the Exchangeable Notes.  To date, Delta Topco has not issued any PIK notes.

The principal amount of the Exchangeable Notes, plus all accrued and unpaid interest thereon, is to be repaid in cash on the maturity date.

Seniority

The Exchangeable Notes rank pari passu with each other without preference as an unsecured obligation of Delta Topco, and are subordinated in right of payment to Delta Topco’s outstanding indebtedness for borrowed money, whether such indebtedness was outstanding on the date of issuance of the Exchangeable Notes or incurred thereafter. However, the Exchangeable Notes are senior in right of payment to any indebtedness of Delta Topco held by or owed to Liberty Media or any of its affiliates (other than Delta Topco and its subsidiaries).

Delta Topco has agreed in the Instrument (i) not to incur or guarantee any indebtedness that is held by or owed to Liberty Media or any of its affiliates (other than Delta Topco and its subsidiaries) unless such indebtedness is subordinated to the Exchangeable Notes, (ii) not to incur or guarantee any secured indebtedness that is held by or owed to Liberty Media or any of its affiliates (other than Delta Topco and its subsidiaries) unless the Exchangeable Notes are secured on a basis that ranks senior to such indebtedness and (iii) not to permit any of its subsidiaries to incur or guarantee any indebtedness that is held by or owed to Liberty Media or any of its affiliates (other than Delta Topco and its subsidiaries) unless such subsidiaries also guarantee or become co-obligors under the Exchangeable Notes on a senior basis, and such indebtedness of such subsidiary is subordinated to the Exchangeable Notes.

Exchange for Shares of FWONK

A holder has the right, at any time, to require Delta Topco to exchange (a “Noteholder optional exchange”) any or all of the Exchangeable Notes it holds for a number of fully paid shares of FWONK equal to the quotient of (i) the principal amount of the Exchangeable Notes to be so exchanged, plus all accrued and unpaid interest thereon, and (ii) $22.323, subject to adjustment in certain circumstances (including a subdivision of shares of FWONK or a combination of shares of FWONK effected by Liberty Media, or certain stock dividends, extraordinary cash dividends, distributions, reclassifications, spin-offs, mergers or other similar corporate events affecting shares of FWONK) (the “exchange price”).

Within three business days of a request by a holder for a Noteholder optional exchange, Delta Topco will have the right to redeem the Exchangeable Notes subject to such request for an amount in cash equal to the product of (i) the number of shares of FWONK calculated in accordance with the preceding paragraph and (ii) the volume weighted average trading price of shares of FWONK over the five consecutive trading days ending on the trading day immediately prior to the receipt of the holder’s request for the Noteholder optional exchange. The holder will have no right to receive any shares of FWONK should Delta Topco exercise its right to deliver cash in connection with a Noteholder optional exchange.

At any time when the total principal amount of Exchangeable Notes owned by a holder or its affiliates is less than the total principal amount of Exchangeable Notes first issued to such holder, Delta Topco will have the right to require either (i) the holder to exchange any or all Exchangeable Notes held by such holder (a “mandatory exchange”) for a number of fully paid shares of FWONK equal to (A) the principal amount of the Exchangeable Notes to be so exchanged, plus all accrued and unpaid interest thereon, divided by (B) the volume weighted average trading price of shares of FWONK over the five consecutive trading days ending on the trading day immediately prior to the notification of the mandatory exchange, or (ii) the redemption of any or all of the Exchangeable Notes held by such holder, and Delta Topco shall pay to such holder an amount in cash equal to the principal amount of the Exchangeable Notes to be so redeemed, plus all accrued and unpaid interest thereon.

Transfers; Restrictions on Transfer

The Instrument provides that a holder may transfer Exchangeable Notes only to (i) an affiliate of such holder, (ii) another holder or (iii) Delta Topco; provided, that in connection with the exchange offer a holder may transfer Exchangeable Notes to the Exchange Agent and to the Offeror (a “permitted transfer”).

Any holder who proposes to transfer any Exchangeable Notes to any other person must provide five business days written notice to Delta Topco. Upon notice of such proposed transfer (other than a permitted transfer), Delta Topco will have the option to redeem such Exchangeable Notes (a “transfer purchase”) at a price, payable in cash, equal to the product of (i) the principal amount of the Exchangeable Notes proposed to be transferred, plus all accrued and unpaid interest thereon, divided by the exchange price, and (ii) the volume weighted average trading price of shares of FWONK over the five consecutive trading days ending on the trading day immediately prior to the delivery of the notice of transfer by the holder to Delta Topco. Delta Topco is required to inform such holder of its intention to exercise its transfer purchase rights within four business days of the delivery of the notice of transfer.

If Delta Topco does not exercise its right to effect a transfer purchase within four business days of the delivery of the notice of transfer, the Exchangeable Notes to be so transferred shall be automatically exchanged by Delta Topco immediately prior to such transfer for a number of shares of FWONK equal to the quotient of (i) the principal amount of the Exchangeable Notes proposed to be transferred, plus all accrued and unpaid interest thereon, and (ii) the exchange price.

Veto Rights Have Terminated

Until the earlier of (i) the maturity date and (ii) the date on which the holders collectively cease to own Exchangeable Notes representing at least 30% in principal amount of the total principal amount of the Exchangeable Notes initially issued and outstanding, the holder of Exchangeable Notes which, together with its affiliates, held the greatest principal amount of Exchangeable Notes had the right to exercise (on behalf of all holders) veto rights over certain actions proposed to be taken by the Board of Directors of Delta Topco.  The veto rights have terminated, as less than 10% of the total principal amount of the Exchangeable Notes initially issued remains outstanding.

Right to Appoint Members to the Board of Directors of Delta Topco Has Terminated

In accordance with the Instrument, the Delta Topco articles granted to any holder owning Exchangeable Notes which, together with its affiliates, represented 15% or more of the total principal amount of the Exchangeable Notes initially issued and outstanding the right to designate one director to the Board of Directors of Delta Topco for a term of up to five years. Additionally, those holders which did not individually own (with affiliates) Exchangeable Notes representing 15% or more of the total principal amount of the Exchangeable Notes initially issued and outstanding but who collectively held Exchangeable Notes representing at least 25% in principal amount of the total principal amount of Exchangeable Notes initially issued and outstanding had the right to designate one person to be a director of Delta Topco.  Both board appointment rights have terminated.

Independent Conflict Committee No Longer in Effect

The Delta Topco articles established an Independent Conflict Committee of the Board of Directors of Delta Topco (the “IC Committee”), comprised of the Chairman of the Board and two independent directors, to approve certain transactions among Delta Topco, its subsidiaries and any entities attributed to Liberty Media’s Sirius XM Group or Braves Group.  The IC Committee was to continue in effect until the first to occur of (i) the maturity date and (ii) the first date on which both (A) no holder, together with its affiliates, owned Exchangeable Notes representing 15% or more in total principal amount of the Exchangeable Notes initially issued and outstanding and (B) those holders who do not individually own Exchangeable Notes representing 15% or more in total principal amount of the Exchangeable Notes initially issued and outstanding but who collectively own Exchangeable Notes representing at least 25% in total principal amount of the Exchangeable Notes cease to own at least 25% in total principal amount of the Exchangeable Notes initially issued and outstanding. The IC Committee is no longer in effect, as less than 10% of the total principal amount of the Exchangeable Notes originally issued remains outstanding.

Letter Agreement

Liberty Media has entered into a letter agreement with Delta Topco (the “Letter Agreement”) in which Liberty Media has agreed to issue and cause to be transferred to Delta Topco the number of fully paid and non-assessable shares of FWONK required to be delivered by Delta Topco to the holders, from time to time, under the terms of the Exchangeable Note.  In addition, Liberty Media has agreed that, prior to the maturity date of the Exchangeable Notes, it will not, directly or indirectly, offer for sale, sell, transfer or otherwise dispose of shares of Delta Topco to the extent it would cause such shares to cease to be owned by Liberty Media or a direct or indirect wholly owned subsidiary of Liberty Media or take, or cause any of its direct or indirect subsidiaries to take, any action to amend the Delta Topco articles in any manner that would have an adverse impact on the holders of the Exchangeable Notes.

The foregoing summary of the material terms of the Instrument and the Letter Agreement is qualified in its entirety by reference to the full text of those agreements, which are included as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information About Liberty Media.”

DESCRIPTION OF COMMON STOCK

Liberty Media’s common stock consists of SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock. The Liberty SiriusXM common stock consists of the Series A Liberty SiriusXM common stock, par value $0.01 per share, the Series B Liberty SiriusXM common stock, par value $0.01 per share and the Series C Liberty SiriusXM common stock, par value $0.01 per share. The Liberty Braves common stock consists of the Series A Liberty Braves common stock, par value $0.01 per share, the Series B Liberty Braves common stock, par value $0.01 per share, and the Series C Liberty Braves common stock, par value $0.01 per share. The Liberty Formula One common stock consists of the Series A Liberty Formula One common stock, par value $0.01 per share (formerly known as the “Series A Liberty Media common stock,” par value $0.01 per share), Series B Liberty Formula One common stock, par value $0.01 per share (formerly known as the “Series B Liberty Media common stock) and Series C Liberty Formula One common stock, par value $0.01 per share (formerly known as the “Series C Liberty Media common stock”).

The following description is qualified by reference to the full text of Liberty Media’s restated certificate of incorporation (the “charter”), which is incorporated by reference as Exhibit 3.1 to the registration statement of which this prospectus forms a part.

Liberty SiriusXM Common Stock

Basic Investment

The Liberty SiriusXM common stock is intended to reflect the separate economic performance of the assets included in the SiriusXM Group. The SiriusXM Group is defined in the charter to include (i) Liberty Media’s direct and indirect interest, as of the effective date of the charter, in SiriusXM Holdings Inc. and each of its subsidiaries (including any successor to SiriusXM Holdings Inc. or any such subsidiary by merger, consolidation or sale of all or substantially all of its assets, whether or not in connection with a SiriusXM Group Related Business Transaction (as such term is defined in the charter)) and their respective assets, liabilities and businesses, (ii) all other assets, liabilities and businesses of Liberty Media or any of its subsidiaries to the extent attributed to the SiriusXM Group as of the effective date of the charter, (iii) such other businesses, assets and liabilities that Liberty Media’s board may determine to attribute to the SiriusXM Group or that may be acquired for or transferred to the SiriusXM Group in the future, (iv) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, (v) an Inter-Group Interest in the Braves Group equal to one (1) minus the Braves Group Outstanding Interest Fraction allocable to the SiriusXM Group as of such date (as such terms are defined in the charter) and (vi) an Inter-Group Interest in the Formula One Group equal to one (1) minus the Formula One Group Outstanding Interest Fraction allocable to the SiriusXM Group as of such date (as such terms are defined in the charter).

Authorized Capital Stock

Liberty Media is authorized to issue up to 4.075 billion shares of Liberty SiriusXM common stock, of which 2 billion are designated as Series A Liberty SiriusXM common stock, 75 million are designated as Series B Liberty SiriusXM common stock, and 2 billion are designated as Series C Liberty SiriusXM common stock.

Dividends and Securities Distributions

Liberty Media is permitted to pay dividends on Liberty SiriusXM common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “SiriusXM Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the SiriusXM Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty SiriusXM common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the SiriusXM Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty SiriusXM common stock, an equal per share dividend will be concurrently paid on the other series of Liberty SiriusXM common stock.

Liberty Media is permitted to make (i) share distributions of (A) Series C Liberty SiriusXM common stock to holders of all series of Liberty SiriusXM common stock, on an equal per share basis; and (B) Series A Liberty SiriusXM common stock to holders of Series A Liberty SiriusXM common stock and, on an equal per share basis, shares of Series B Liberty SiriusXM common stock to holders of Series B Liberty SiriusXM common stock and, on an equal per share basis, shares of Series C Liberty SiriusXM common stock to holders of Series C Liberty SiriusXM common stock; and (ii) share distributions of (A) Series C Liberty Braves common stock or Series C Liberty Formula One common stock to holders of all series of Liberty SiriusXM common stock, on an equal per share basis, subject to certain limitations; and (B) Series A Liberty Braves common stock or Series A Liberty Formula One common stock to holders of Series A Liberty SiriusXM common stock and, on an equal per share basis, shares of Series B Liberty Braves common stock or Series B Liberty Formula One common stock to holders of Series B Liberty SiriusXM common stock and, on an equal per share basis, shares of Series C Liberty Braves common stock or Series C Liberty Formula One common stock to holders of Series C Liberty SiriusXM common stock, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty SiriusXM common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Holder

Each share of Series B Liberty SiriusXM common stock is convertible, at the option of the holder, into one share of Series A Liberty SiriusXM common stock. Shares of Series A and Series C Liberty SiriusXM common stock are not convertible at the option of the holder.

Conversion at Option of Issuer

Liberty Media can convert each share of Series A, Series B and Series C Liberty SiriusXM common stock into a number of shares of the corresponding series of Liberty Braves common stock or Liberty Formula One common stock at a ratio based on the relative trading prices of the Series A Liberty SiriusXM common stock (or another series of Liberty SiriusXM common stock subject to certain limitations) and the Series A Liberty Braves common stock or Series A Liberty Formula One common stock (or another series of Liberty Braves common stock or Liberty Formula One common stock, subject to certain limitations) over a specified 20-trading day period.

Liberty Media also can convert each share of Series A, Series B and Series C Liberty Braves common stock or Liberty Formula One common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock at a ratio based on the relative trading prices of the Series A Liberty Braves common stock (or another series of Liberty Braves common stock subject to certain limitations) or Series A Liberty Formula One common stock (or another series of Liberty Formula One common stock subject to certain limitations) to the Series A Liberty SiriusXM common stock (or another series of Liberty SiriusXM common stock subject to certain limitations) over a specified 20-trading day period.

Optional Redemption for Stock of a Subsidiary

Liberty Media may redeem outstanding shares of Liberty SiriusXM common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the SiriusXM Group (and may or may not hold assets and liabilities attributed to the Braves Group or the Formula One Group), provided that Liberty Media’s board seeks and receives the approval to such redemption of holders of Liberty SiriusXM common stock, voting together as a separate class.

If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Braves Group and/or the Formula One Group, shares of Liberty Braves common stock and/or Liberty Formula One common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of Liberty SiriusXM common stock described above as well as the separate class vote of the holders of Liberty Braves common stock and/or Liberty Formula One common stock, as the case may be.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the SiriusXM Group, it is required to choose one of the following four alternatives, unless Liberty Media’s board obtains approval of the holders of Liberty SiriusXM common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):

•                  pay a dividend to holders of Liberty SiriusXM common stock out of the available net proceeds of such disposition; or

•                  if there are legally sufficient assets and the SiriusXM Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the SiriusXM Group, redeem all outstanding shares of Liberty SiriusXM common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the SiriusXM Group, redeem a portion of the outstanding shares of Liberty SiriusXM common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•                  convert each outstanding share of each series of Liberty SiriusXM common stock into a number of shares of the corresponding series of Liberty Braves common stock and/or Liberty Formula One common stock at a specified premium; or

•                  combine a conversion of a portion of the outstanding shares of Liberty SiriusXM common stock into a number of shares of the corresponding series of Liberty Braves common stock and/or Liberty Formula One common stock with either the payment of a dividend on or a redemption of shares of Liberty SiriusXM common stock, subject to certain limitations.

Voting Rights

Holders of Series A Liberty SiriusXM common stock are entitled to one vote for each share of such stock held and holders of Series B Liberty SiriusXM common stock are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of Series C Liberty SiriusXM common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the charter), except as otherwise required by Delaware law. When so required, holders of Series C Liberty SiriusXM common stock will be entitled to 1/100th of a vote for each share of such stock held.

Holders of Liberty SiriusXM common stock will vote as one class with holders of Liberty Braves common stock and Liberty Formula One common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the charter or Delaware law. In connection with certain dispositions of SiriusXM Group assets as described above, Liberty Media’s board may determine to seek approval of the holders of Liberty SiriusXM common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the charter.

Liberty Media may not redeem outstanding shares of Liberty SiriusXM common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the SiriusXM Group unless Liberty Media’s board seeks and receives the approval to such redemption of holders of Liberty SiriusXM common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Braves Group and/or the Formula One Group, the approval of holders of Liberty Braves common stock and/or Liberty Formula One common stock, as the case may be, to the corresponding Liberty Braves common stock and/or Liberty Formula One common stock redemption, with each affected group voting as a separate class.

The charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2/3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class.

Inter-Group Interest

From time to time, Liberty Media’s board may determine to create an inter-group interest in the SiriusXM Group in favor of the Braves Group or the Formula One Group, subject to the terms of the charter.

If the SiriusXM Group has an inter-group interest in the Braves Group or the Formula One Group at such time as any extraordinary action is taken with respect to the Liberty Braves common stock or the Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Braves Group or the Formula One Group’s assets), Liberty Media’s board will consider what actions are required, or permitted, to be taken under the charter with respect to the SiriusXM Group’s inter-group interest in the Braves Group or the Formula One Group. For example, in some instances, Liberty Media’s board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Braves common stock or Liberty Formula One common stock must be allocated to the SiriusXM Group to compensate the SiriusXM Group on a pro rata basis for its interest in the Braves Group or the Formula One Group, as the case may be.

Similarly, if the Braves Group or the Formula One Group has an inter-group interest in the SiriusXM Group at such time as any extraordinary action is taken with respect to the Liberty SiriusXM common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the SiriusXM Group’s assets), Liberty Media’s board will consider what actions are required, or permitted, to be taken under the charter with respect to the Braves Group or the Formula One Group’s inter-group interest in the SiriusXM Group.

All such board determinations will be made in accordance with the charter and applicable Delaware law.

Upon the effectiveness of the charter, neither the Braves Group nor the Formula One Group had an inter-group interest in the SiriusXM Group and the SiriusXM Group did not have an inter-group interest in either the Braves Group or the Formula One Group.

Liquidation

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty SiriusXM common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of Liberty SiriusXM common stock will be entitled to a number of liquidation units as set forth on the statement on file with the Secretary of Liberty Media, a copy of which will be furnished by Liberty Media, on request and without cost, to any stockholder of Liberty Media.

Liberty Braves Common Stock

Basic Investment

The Liberty Braves common stock is intended to reflect the separate economic performance of the assets included in the Braves Group. The Braves Group is defined in the charter to include (i) Liberty Media’s direct and indirect interest, as of the effective date of the charter, in Braves Holdings, LLC and each of its subsidiaries (including any successor to Braves Holdings, LLC or any such subsidiary by merger, consolidation or sale of all or substantially all of its assets, whether or not in connection with a Braves Group Related Business Transaction (as such term is defined in the charter)) and their respective assets, liabilities and businesses, (ii) all other assets, liabilities and businesses of Liberty Media or any of its subsidiaries to the extent attributed to the Braves Group as of the effective date of the charter, (iii) such other businesses, assets and liabilities that Liberty Media’s board may determine to attribute to the Braves Group or that may be acquired for or transferred to the Braves Group in the future, (iv) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, (v) an Inter-Group Interest in the SiriusXM Group equal to one (1) minus the SiriusXM Group Outstanding Interest Fraction allocable to the Braves Group as of such date (as such terms are defined in the charter) and (vi) an Inter-Group Interest in the Formula One Group equal to one (1) minus the Formula One Group Outstanding Interest Fraction allocable to the Braves Group as of such date (as such terms are defined in the charter).

Authorized Capital Stock

Liberty Media is authorized to issue up to 407.5 million shares of Liberty Braves common stock, of which 200 million are designated as Series A Liberty Braves common stock, 7.5 million are designated as Series B Liberty Braves common stock, and 200 million are designated as Series C Liberty Braves common stock.

Dividends and Securities Distributions

Liberty Media is permitted to pay dividends on Liberty Braves common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Braves Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Braves Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Braves common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Braves Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Braves common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Braves common stock.

Liberty Media is permitted to make (i) share distributions of (A) Series C Liberty Braves common stock to holders of all series of Liberty Braves common stock, on an equal per share basis; and (B) Series A Liberty Braves common stock to holders of Series A Liberty Braves common stock and, on an equal per share basis, shares of Series B Liberty Braves common stock to holders of Series B Liberty Braves common stock and, on an equal per share basis, shares of Series C Liberty Braves common stock to holders of Series C Liberty Braves common stock; and (ii) share distributions of (A) Series C Liberty SiriusXM common stock or Series C Liberty Formula One common stock to holders of all series of Liberty Braves common stock, on an equal per share basis, subject to certain limitations; and (B) Series A Liberty SiriusXM common stock or Series A Liberty Formula One common stock to holders of Series A Liberty Braves common stock and, on an equal per share basis, shares of Series B Liberty SiriusXM common stock or Series B Liberty Formula One common stock to holders of Series B Liberty Braves common stock and, on an equal per share basis, shares of Series C Liberty SiriusXM common stock or Series C Liberty Formula One common stock to holders of Series C Liberty Braves common stock, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty Braves common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Holder

Each share of Series B Liberty Braves common stock is convertible, at the option of the holder, into one share of Series A Liberty Braves common stock. Shares of Series A and Series C Liberty Braves common stock are not convertible at the option of the holder.

Conversion at Option of Issuer

Liberty Media can convert each share of Series A, Series B and Series C Liberty Braves common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock or Liberty Formula One common stock at a ratio based on the relative trading prices of the Series A Liberty Braves common stock (or another series of Liberty Braves common stock subject to certain limitations) and the Series A Liberty SiriusXM common stock or Series A Liberty Formula One common stock (or another series of Liberty SiriusXM common stock or Liberty Formula One common stock, subject to certain limitations) over a specified 20-trading day period.

Liberty Media also can convert each share of Series A, Series B and Series C Liberty SiriusXM common stock or Liberty Formula One common stock into a number of shares of the corresponding series of Liberty Braves common stock at a ratio based on the relative trading prices of the Series A Liberty SiriusXM common stock (or another series of Liberty SiriusXM common stock subject to certain limitations) or Series A Liberty Formula One common stock (or another series of Liberty Formula One common stock subject to certain limitations) to the Series A Liberty Braves common stock (or another series of Liberty Braves common stock subject to certain limitations) over a specified 20-trading day period.

Optional Redemption for Stock of a Subsidiary

Liberty Media may redeem outstanding shares of Liberty Braves common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Braves Group (and may or may not hold assets and liabilities attributed to the SiriusXM Group or the Formula One Group), provided that Liberty Media’s board seeks and receives the approval to such redemption of holders of Liberty Braves common stock, voting together as a separate class.

If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the SiriusXM Group and/or the Formula One Group, shares of Liberty SiriusXM common stock and/or Liberty Formula One common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of Liberty Braves common stock described above as well as the separate class vote of the holders of Liberty SiriusXM common stock and/or Liberty Formula One common stock, as the case may be.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Braves Group, it is required to choose one of the following four alternatives, unless Liberty Media’s board obtains approval of the holders of Liberty Braves common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):

•                  pay a dividend to holders of Liberty Braves common stock out of the available net proceeds of such disposition; or

•                  if there are legally sufficient assets and the Braves Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Braves Group, redeem all outstanding shares of Liberty Braves common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Braves Group, redeem a portion of the outstanding shares of Liberty Braves common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•                  convert each outstanding share of each series of Liberty Braves common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Formula One common stock at a specified premium; or

•                  combine a conversion of a portion of the outstanding shares of Liberty Braves common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Formula One common stock with either the payment of a dividend on or a redemption of shares of Liberty Braves common stock, subject to certain limitations.

Voting Rights

Holders of Series A Liberty Braves common stock are entitled to one vote for each share of such stock held and holders of Series B Liberty Braves common stock are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of Series C Liberty Braves common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the charter), except as otherwise required by Delaware law. When so required, holders of Series C Liberty Braves common stock will be entitled to 1/100th of a vote for each share of such stock held.

Holders of Liberty Braves common stock will vote as one class with holders of Liberty SiriusXM common stock and Liberty Formula One common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the charter or Delaware law. In connection with certain dispositions of Braves Group assets as described above, Liberty Media’s board may determine to seek approval of the holders of Liberty Braves common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the charter.

Liberty Media may not redeem outstanding shares of Liberty Braves common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Braves Group unless Liberty Media’s board seeks and receives the approval to such redemption of holders of Liberty Braves common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the SiriusXM Group and/or the Formula One Group, the approval of holders of Liberty SiriusXM common stock and/or Liberty Formula One common stock, as the case may be, to the corresponding Liberty SiriusXM common stock and/or Liberty Formula One common stock redemption, with each affected group voting as a separate class.

The charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2/3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class.

Inter-Group Interest

From time to time, Liberty Media’s board may determine to create an inter-group interest in the Braves Group in favor of the SiriusXM Group or the Formula One Group, subject to the terms of the charter.

If the Braves Group has an inter-group interest in the SiriusXM Group or the Formula One Group at such time as any extraordinary action is taken with respect to the Liberty SiriusXM common stock or the Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the SiriusXM Group or the Formula One Group’s assets), Liberty Media’s board will consider what actions are required, or permitted, to be taken under the charter with respect to the Braves Group’s inter-group interest in the SiriusXM Group or the Formula One Group. For example, in some instances, Liberty Media’s board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty SiriusXM common stock or Liberty Formula One common stock must be allocated to the Braves Group to compensate the Braves Group on a pro rata basis for its interest in the SiriusXM Group or the Formula One Group, as the case may be.

Similarly, if the SiriusXM Group or the Formula One Group has an inter-group interest in the Braves Group at such time as any extraordinary action is taken with respect to the Liberty Braves common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Braves Group’s assets), Liberty Media’s board will consider what actions are required, or permitted, to be taken under the charter with respect to the SiriusXM Group or the Formula One Group’s inter-group interest in the Braves Group.

All such board determinations will be made in accordance with the charter and applicable Delaware law.

Upon the effectiveness of the charter, (i) the Formula One Group had an inter-group interest in the Braves Group as set forth on the statement on file with the Secretary of Liberty Media on the effective date of the charter, (ii) the SiriusXM Group did not have an inter-group interest in the Braves Group and (iii) the Braves Group did not have an inter-group interest in either the SiriusXM Group or the Formula One Group.

Liquidation

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty Braves common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of Liberty Braves common stock will be entitled to a number of liquidation units as set forth on the statement on file with the Secretary of Liberty Media, a copy of which will be furnished by Liberty Media, on request and without cost, to any stockholder of Liberty Media.

Liberty Formula One Common Stock

Basic Investment

The Liberty Formula One common stock is intended to reflect the separate economic performance of the assets included in the Formula One Group. The Formula One Group is defined in the charter to include (i) Liberty Media’s direct and indirect interest, as of the effective date of the charter, in (x) all of the businesses in which Liberty Media is or has been engaged, directly or indirectly (either itself or through direct or indirect subsidiaries, affiliates, joint ventures or other investments or any of the predecessors or successors of any of the foregoing), and (y) the respective assets and liabilities of Liberty Media and its subsidiaries, in each case, other than any businesses, assets or liabilities attributable to the SiriusXM Group or the Braves Group as of the effective date of the charter, (ii) such other businesses, assets and liabilities that Liberty Media’s board may determine to attribute to the Formula One Group or that may be acquired for or transferred to the Formula One Group in the future, (iii) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, (iv) an Inter-Group Interest in the SiriusXM Group equal to one (1) minus the SiriusXM Group Outstanding Interest Fraction allocable to the Formula One Group as of such date and (v) an Inter-Group Interest in the Braves Group equal to one (1) minus the Braves Group Outstanding Interest Fraction allocable to the Formula One Group as of such date.

Authorized Capital Stock

Liberty Media is authorized to issue up to 1,018,750,000 shares of Liberty Formula One common stock, of which 500 million are designated as Series A Liberty Formula One common stock, 18.75 million are designated as Series B Liberty Formula One common stock, and 500 million are designated as Series C Liberty Formula One common stock.

Dividends and Securities Distributions

Liberty Media is permitted to pay dividends on Liberty Formula One common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Formula One Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Formula One Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Formula One common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Formula One Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Formula One common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Formula One common stock.

Liberty Media is permitted to make (i) share distributions of (A) Series C Liberty Formula One common stock to holders of all series of Liberty Formula One common stock, on an equal per share basis; and (B) Series A Liberty Formula One common stock to holders of Series A Liberty Formula One common stock and, on an equal per share basis, shares of Series B Liberty Formula One common stock to holders of Series B Liberty Formula One common stock and, on an equal per share basis, shares of Series C Liberty Formula One common stock to holders of Series C Liberty Formula One common stock; and (ii) share distributions of (A) Series C Liberty SiriusXM common stock or Series C Liberty Braves common stock to holders of all series of Liberty Formula One common stock, on an equal per share basis, subject to certain limitations; and (B) Series A Liberty SiriusXM common stock or Series A Liberty Braves common stock to holders of Series A Liberty Formula One common stock and, on an equal per share basis, shares of Series B Liberty SiriusXM common stock or Series B Liberty Braves common stock to holders of Series B Liberty Formula One common stock and, on an equal per share basis, shares of Series C Liberty SiriusXM common stock or Series C Liberty Braves common stock to holders of Series C Liberty Formula One common stock, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty Formula One common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Holder

Each share of Series B Liberty Formula One common stock is convertible, at the option of the holder, into one share of Series A Liberty Formula One common stock. Shares of Series A and Series C Liberty Formula One common stock are not convertible at the option of the holder.

Conversion at Option of Issuer

Liberty Media can convert each share of Series A, Series B and Series C Liberty Formula One common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock or Liberty Braves common stock at a ratio based on the relative trading prices of the Series A Liberty Formula One common stock (or another series of Liberty Formula One common stock subject to certain limitations) and the Series A Liberty SiriusXM common stock or Series A Liberty Braves common stock (or another series of Liberty SiriusXM common stock or Liberty Braves common stock, subject to certain limitations) over a specified 20-trading day period.

Liberty Media also can convert each share of Series A, Series B and Series C Liberty SiriusXM common stock or Liberty Braves common stock into a number of shares of the corresponding series of Liberty Formula One common stock at a ratio based on the relative trading prices of the Series A Liberty SiriusXM common stock (or another series of Liberty SiriusXM common stock subject to certain limitations) or Series A Liberty Braves common stock (or another series of Liberty Braves common stock subject to certain limitations) to the Series A Liberty Formula One common stock (or another series of Liberty Formula One common stock subject to certain limitations) over a specified 20-trading day period.

Optional Redemption for Stock of a Subsidiary

Liberty Media may redeem outstanding shares of Liberty Formula One common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Formula One Group (and may or may not hold assets and liabilities attributed to the SiriusXM Group or the Liberty Braves Group), provided that Liberty Media’s board seeks and receives the approval to such redemption of holders of Liberty Formula One common stock, voting together as a separate class.

If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the SiriusXM Group and/or the Braves Group, shares of Liberty SiriusXM common stock and/or Liberty Braves common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of Liberty Formula One common stock described above as well as the separate class vote of the holders of Liberty SiriusXM common stock and/or Liberty Braves common stock, as the case may be.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Formula One Group, it is required to choose one of the following four alternatives, unless Liberty

Media’s board obtains approval of the holders of Liberty Formula One common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):

•                  pay a dividend to holders of Liberty Formula One common stock out of the available net proceeds of such disposition; or

•                  if there are legally sufficient assets and the Formula One Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Formula One Group, redeem all outstanding shares of Liberty Formula One common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Formula One Group, redeem a portion of the outstanding shares of Liberty Formula One common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•                  convert each outstanding share of each series of Liberty Formula One common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Braves common stock at a specified premium; or

•                  combine a conversion of a portion of the outstanding shares of Liberty Formula One common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Braves common stock with either the payment of a dividend on or a redemption of shares of Liberty Formula One common stock, subject to certain limitations.

Voting Rights

Holders of Series A Liberty Formula One common stock are entitled to one vote for each share of such stock held and holders of Series B Liberty Formula One common stock are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of Series C Liberty Formula One common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the charter), except as otherwise required by Delaware law. When so required, holders of Series C Liberty Formula One common stock will be entitled to 1/100th of a vote for each share of such stock held.

Holders of Liberty Formula One common stock will vote as one class with holders of Liberty SiriusXM common stock and Liberty Braves common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the charter or Delaware law. In connection with certain dispositions of Formula One Group assets as described above, the Liberty Formula One board may determine to seek approval of the holders of Liberty Formula One common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the charter.

Liberty Media may not redeem outstanding shares of Liberty Formula One common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Formula One Group unless Liberty Media’s board seeks and receives the approval to such redemption of holders of Liberty Formula One common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the SiriusXM Group and/or the Braves Group, the approval of holders of Liberty SiriusXM common stock and/or Liberty Braves common stock, as the case may be, to the corresponding Liberty SiriusXM common stock and/or Liberty Braves common stock redemption, with each affected group voting as a separate class.

The charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2/3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class.

Inter-Group Interest

From time to time, Liberty Media’s board may determine to create an inter-group interest in the Formula One Group in favor of the SiriusXM Group or the Braves Group, subject to the terms of the charter.

If the Formula One Group has an inter-group interest in the SiriusXM Group or the Braves Group at such time as any extraordinary action is taken with respect to the Liberty SiriusXM common stock or the Liberty Braves common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the SiriusXM Group or the Braves Group’s assets), Liberty Media’s board will consider what actions are required, or permitted, to be taken under the charter with respect to the Formula One Group’s inter-group interest in the SiriusXM Group or the Braves Group. For example, in some instances, Liberty Media’s board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty SiriusXM common stock or Liberty Braves common stock must be allocated to the Formula One Group to compensate the Formula One Group on a pro rata basis for its interest in the SiriusXM Group or the Braves Group, as the case may be.

Similarly, if the SiriusXM Group or the Braves Group has an inter-group interest in the Formula One Group at such time as any extraordinary action is taken with respect to the Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Formula One Group’s assets), Liberty Media’s board will consider what actions are required, or permitted, to be taken under the charter with respect to the SiriusXM Group or the Braves Group’s inter-group interest in the Formula One Group.

All such board determinations will be made in accordance with the charter and applicable Delaware law.

Upon the effectiveness of the charter, (i) the Formula One Group had an inter-group interest in the Braves Group as set forth on the statement on file with the Secretary of Liberty Media on the effective date of the charter, (ii) the Formula One Group did not have an inter-group interest in the SiriusXM Group and (iii) neither the SiriusXM Group nor the Braves Group had an inter-group interest in the Formula One Group. The number of shares issuable with respect to the Formula One Group’s inter-group interest in the Braves Group is equal to the number set forth on the statement on file with the Secretary of Liberty Media on the effective date of the charter.

Liquidation

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty Formula One common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of Liberty Formula One common stock will be entitled to a number of liquidation units as set forth on the statement on file with the Secretary of Liberty Media, a copy of which will be furnished by Liberty Media, on request and without cost, to any stockholder of Liberty Media.

Description of Other Provisions of the Charter

Authorized Share Capital

Liberty Media is authorized to issue up to 5,551,250,000 shares of capital stock, which will be divided into the following two classes: (i) 5,501,250,000 shares of common stock (which class is divided into the series described above), and (ii) 50,000,000 shares of preferred stock (which class is issuable in series as described below).

Preferred Stock

The charter authorizes the Liberty board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

•                  the designation of the series;

•                  the number of authorized shares of the series, which number Liberty Media’s board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

•                  the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•                  the rights of the series in the event of Liberty Media’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•                  the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of Liberty Media’s board;

•                  the voting rights, if any, of the holders of the series;

•                  the terms and conditions, if any, for Liberty Media to purchase or redeem the shares of the series; and

•                  any other relative rights, preferences and limitations of the series.

Liberty Media believes that the ability of its board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which Liberty Media’s securities may be listed or traded.

Although Liberty Media has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Liberty Media’s board will make any determination to issue such shares based upon its judgment as to the best interests of its stockholders. Liberty Media’s board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of its board of directors, including a tender offer or other transaction that some, or a majority, of its stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Board of Directors

The charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of its directors will not be less than three and the exact number will be fixed from time to time by a resolution of its board. The members of Liberty Media’s board, other than those who may be elected by holders of any preferred stock, will be divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the Class I directors of Liberty Media will expire at the annual meeting of stockholders in 2020. The term of office of Class II directors of Liberty Media will expire at the annual meeting of stockholders in 2018. The term of office of Class III directors of Liberty Media will expire at the annual meeting of stockholders in 2019.

At each annual meeting of stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The charter provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of Liberty Media’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

The charter provides that, subject to the rights of the holders of any series of preferred stock, vacancies on Liberty Media’s board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on Liberty Media’s board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting its board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of Liberty Media’s board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of Liberty Media’s board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Liberty Media.

Limitation on Liability and Indemnification

To the fullest extent permitted by Delaware law, Liberty Media’s directors are not liable to it or any of its stockholders for monetary damages for breaches of fiduciary duties while serving as a director. In addition, Liberty Media indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of Liberty Media or, at its request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. Liberty Media will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

No Shareowner Action by Written Consent; Special Meetings

The charter provides that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of Liberty Media’s preferred stock, special meetings of Liberty Media’s stockholders for any purpose or purposes may be called only by its Secretary at the written request of the holders of not less than 66 2/3% of the total outstanding voting power or at the request of at least 75% of the members of Liberty Media’s board then in office.

Amendments

The charter provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of Liberty Media’s outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision in the charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of Liberty Media’s stockholders or (2) which has been approved by at least 75% of the members of its board then in office. the charter further provides that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of its board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions described under “—Amendments” above, the charter provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:

•                  its merger or consolidation with or into any other corporation (including a merger consummated pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and notwithstanding the exception to a vote of the stockholders for such a merger set forth therein), provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of its stockholders (other than Section 251(h) of the DGCL), or (2) that at least 75% of the members of its board of directors then in office have approved;

•                  the sale, lease or exchange of all, or substantially all, of its assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of its board of directors then in office have approved; or

•                  its dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of its board of directors then in office have approved such dissolution.

Restrictions on Ownership; Transfer of Excess Shares to a Trust

In order to comply with applicable policies of Major League Baseball (“MLB”), the charter contains restrictions on the transfer and ownership of shares of Liberty Braves common stock. These provisions (the “excess share provisions”) provide that, subject to certain exceptions, no person may acquire shares of Liberty Braves common stock if (i) such person (an “MLB Employee”) is an employee of MLB or any related entities, (ii) such person is an employee of or otherwise associated with an MLB club (other than the Atlanta Braves) and, after giving effect to such acquisition of shares, such person (an “MLB Holder”) would own a number of shares of Liberty Braves common stock equal to or in excess of five percent (5%) of the total number of outstanding shares of Liberty Braves common stock, or (iii) after giving effect to such acquisition or shares, such person (a “10% Holder”) would own a number of shares of Liberty Braves common stock equal to or in excess of ten percent (10%) of the total number of outstanding shares of Liberty Braves common stock (with the 5% threshold in clause (ii) of this paragraph and the 10% threshold in clause (iii) of this paragraph, each being referred to as a share threshold) unless, in the case of this clause (iii) only, (1) such person has received the prior written approval of the Office of the Commissioner of Baseball (such approval, the “MLB Approval”) or (2) such person is considered an “exempt holder,” which includes, but is not limited to, John C. Malone, Gregory B. Maffei or Terence McGuirk and each of their affiliated persons, including entities, trusts, foundations or organizations organized for the benefit of or wholly owned by any of such persons. Any person who (1) inadvertently and without Liberty Media’s Actual Knowledge (as defined in the charter) acquires a number of shares of Liberty Braves common stock equal to or in excess of the share threshold and (2) divests of a sufficient number of shares of Liberty Braves common stock so as to cause itself to not exceed the share threshold will not be deemed to be an MLB Holder or a 10% Holder, as applicable. Further, no person will be deemed an MLB Employee, MLB Holder or 10% Holder, unless and until Liberty Media has Actual Knowledge that such person is an MLB Employee, MLB Holder or 10% Holder, as the case may be.

Subject to certain exceptions, in the event of a purported transfer of shares of Liberty Braves common stock (i) to an MLB Employee or (ii) that would cause such person to become an MLB Holder or a 10% Holder after giving effect to such transfer, such purported transfer will be null and void to the intended holder (the “excess share transferor”) with respect to (x) in the case of an MLB Employee, all such shares purported to be transferred, or (y) in the case of an MLB Holder or a 10% Holder, those shares purported to be transferred that would cause such person to equal or exceed the applicable share threshold (in the case of clause (x), all such shares, and in the case of clause (y), such excess number of shares, being referred to collectively as the “excess shares”), and instead, all excess shares will automatically be transferred to the trustee of a trust, which will be created upon the filing of the charter. Such excess shares will be held in the trust for the exclusive benefit of the applicable excess share transferor.

Following the automatic transfer of the excess shares to the trust (and except as noted below), the trustee will sell the excess shares for cash, on the open market, in privately negotiated transactions or otherwise. The excess share transferor will be entitled to receive the proceeds from such sale, net of any commissions or other expenses, tax withholding or reasonable fees and expenses of the trustee relating to the sale. In the event any excess share transferor described as a potential 10% Holder in clause (y) above exceeds the share threshold by less than 1% of the then outstanding shares of Liberty Braves common stock notifies Liberty Media that it intends to seek MLB Approval, the trustee will refrain from selling the related excess shares for a specified period of time.

In addition, the charter provides that:

•                  The trustee will have all voting rights with respect to the excess shares.

•                  Any shares of Liberty Braves common stock issued as a dividend on the excess shares will themselves become excess shares.

•                  The excess share transferor will be entitled to receive from the trustee any other dividends or distributions paid on the excess shares (including, for example, distributions of shares of Liberty Formula One common stock or Liberty SiriusXM common stock).

•                  The excess share transferor will be entitled to receive from the trustee, in the event the excess shares are converted or exchanged for cash, securities or other property, such cash, securities or other property received by the trustee with respect to the excess shares.

The excess share provisions may be waived, or otherwise not enforced, in whole or in part, by Liberty Media’s board upon written approval of the Office of the Commissioner of Baseball (but no such waiver will affect the right of any excess share transferor to receive any funds, securities or other property to which it is then entitled). The excess share provisions included in the charter will cease to be effective upon the earlier of (1) there ceasing to be outstanding any shares of Liberty Braves common stock or (2) the fair market value, as determined by Liberty Media’s board, of Braves Baseball Holdco, LLC (or any successor of such entity holding the business and assets of Atlanta National League Baseball Club, LLC) and its direct and indirect subsidiaries, taken as a whole, ceasing to constitute 331/3% or more of the fair market value, as determined by Liberty Media’s board, of the businesses and assets attributed to the Braves Group. Upon the termination of these provisions, all excess shares held by the trustee will be transferred to the respective excess share transferors.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of 66 2/3% of the aggregate voting power not owned by the interested stockholder. Liberty Media is subject to Section 203.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences to holders of the Exchangeable Notes of the surrender of their Exchangeable Notes for the Offer Consideration pursuant to the exchange offer (such exchange for the purposes of this section, the “Exchange”) and of the ownership and disposition of the FWONK shares received in the Exchange.  This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authorities, and administrative interpretations, in each case as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, and are subject to different interpretations.  We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this discussion or that a court would not sustain any such challenge.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers or traders in securities, partnerships or other pass-through entities, financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates and former long-term residents of the United States, holders that hold the Exchangeable Notes or FWONK shares received in the Exchange as a part of a hedge, wash sale, straddle, conversion transaction or other risk reduction transaction, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.  This discussion is limited to those holders that exchange Exchangeable Notes for the Offer Consideration pursuant to the Exchange and that hold such Exchangeable Notes and will hold FWONK shares received in the Exchange as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).  Moreover, this discussion does not address the tax consequences arising under the “Medicare” tax on certain net investment income, the alternative minimum tax, any applicable state, local or foreign tax laws or the application of other U.S. federal taxes, such as the federal estate tax or the federal gift tax.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Exchangeable Notes or will hold FWONK shares received in the Exchange, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and on the activities of the partnership.  If you are a partner in a partnership exchanging Exchangeable Notes for the Offer Consideration pursuant to the Exchange, you are urged to consult your own tax advisor about the tax consequences of the Exchange and of holding and disposing of any FWONK shares received in the Exchange.

The tax laws of other jurisdictions may apply to a holder’s participation in the exchange offer and the holder’s ownership and disposition of FWONK shares received in the Exchange depending upon a number of factors, including the tax residency of the holder. Holders of Exchangeable Notes considering the exchange of their Exchangeable Notes for the Offer Consideration pursuant to the exchange offer are urged to consult their own tax advisors regarding the application of the U.S. federal tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Classification of the Exchangeable Notes as Debt

Whether an instrument is characterized as debt or equity for U.S. federal income tax purposes depends on the circumstances surrounding the issuer and the terms and operation of the instrument.  Delta Topco has treated and intends to continue to treat the Exchangeable Notes as debt for U.S. federal income tax purposes.  No assurance can be given that the IRS or a court will agree with the treatment of the Exchangeable Notes as debt for U.S. federal income tax purposes.  If the Exchangeable Notes are re-characterized as equity for U.S. federal income tax purposes, the U.S. federal income tax consequences to a U.S. Holder or Non-U.S. Holder (as defined below) of disposing of the Exchangeable Notes pursuant to the exchange offer could be materially different from the tax consequences discussed below.  The following discussion assumes that the Exchangeable Notes are classified as debt for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of Exchangeable Notes surrendered in the Exchange and any FWONK shares received in the Exchange that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Tax Treatment of the Exchange to Exchanging U.S. Holders

The Exchange will be a fully taxable transaction for U.S. federal income tax purposes.  Accordingly, each U.S. Holder that exchanges Exchangeable Notes for the Offer Consideration pursuant to the Exchange will recognize gain or loss equal to the difference between the amount realized in the Exchange and the adjusted basis of their Exchangeable Notes surrendered in the Exchange.  The amount realized would equal (1) the fair market value of the FWONK shares received in the Exchange plus (2) the amount of cash received in the Exchange.  Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has a holding period in its Exchangeable Notes surrendered in the Exchange of more than one year on the date of the Exchange.  Each U.S. Holder’s holding period in the FWONK shares received in the Exchange would begin the day after the Exchange, and each U.S. Holder’s initial tax basis in such FWONK shares would equal the fair market value of the FWONK shares on the date of the Exchange.

Ownership and Disposition of FWONK Shares Received in the Exchange

Distributions on FWONK Shares.  The gross amount of any distribution made by Liberty Media with respect to any FWONK shares that are held by a U.S. Holder following the Exchange generally will be includable in the income of a U.S. Holder as dividend income to the extent that such distribution is paid out of Liberty Media’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, U.S. corporations holding FWONK shares that receive dividends thereon generally will be eligible for a dividends-received deduction equal to a portion of dividends received, and non-corporate taxpayers generally will be eligible for reduced rates of taxation on dividends received. If the amount of any distribution exceeds the current and accumulated earnings and profits as so computed, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the FWONK shares with respect to which the distribution is made, and thereafter as capital gain from the sale or exchange of FWONK shares.

Taxable Dispositions of FWONK Shares.  A U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of any FWONK shares in an amount equal to the difference between the amount realized on such sale or other disposition and such holder’s tax basis in the FWONK shares sold.  Any such gain or loss will be long-term capital gain or loss if the U.S. Holder held the applicable FWONK shares for more than one year on the date of such sale or other disposition.

Information Reporting and Backup Withholding

Information reporting requirements, subject to exceptions, may apply to the receipt of (1) the Offer Consideration, and (2) dividends received on, and the proceeds of the disposition of, any FWONK shares received in the Exchange.  These requirements, however, do not apply with respect to certain U.S. Holders, including corporations, qualified pension and profit sharing trusts and individual retirement accounts.

Backup withholding (currently at a rate of 28%) may apply to (1) the Offer Consideration, and (2) dividends received on, and the proceeds of the disposition of, any FWONK shares received in the Exchange, unless the U.S. Holder provides the paying agent with a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding. U.S.

Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Backup withholding is not an additional tax; any amounts withheld under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. The information reporting requirements may apply regardless of whether backup withholding is required.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” for purposes of this discussion if you are a beneficial owner of the Exchangeable Notes surrendered in the Exchange and any FWONK shares received in the Exchange that is not a U.S. Holder or a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes.

Withholding

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—FATCA Withholding,” gain recognized on the Exchange by any Non-U.S. Holder (determined in the same manner as for a U.S. Holder, as described under “—Tax Consequences to U.S. Holders—Tax Treatment of the Exchange to Exchanging U.S. Holders”), and gain recognized on a sale or disposition of FWONK shares received in the Exchange by a Non-U.S. Holder (determined in the same manner as for a U.S. Holder as described under “—Tax Consequences to U.S. Holders—Ownership and Disposition of FWONK Shares Received in the Exchange—Taxable Dispositions of FWONK Shares”), will be exempt from U.S. federal income tax and withholding, provided that:

•                  such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of the Exchange or disposition, as applicable;

•                  such gain is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if a treaty so provides, such gain is not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); and

•                  Liberty Media will not have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the shorter of (1) the time the Non-U.S. Holder has held the applicable interests (the Exchangeable Notes or the FWONK shares) and (2) the five-year period prior to the disposition of such applicable interest.  We believe that Liberty Media is not and has not been a United States real property holding corporation nor do we expect it to become one in the future.

Distributions by Liberty Media with respect to FWONK shares that are treated as dividends paid, as described above under “—Tax Consequences to U.S. Holders—Ownership and Disposition of FWONK Shares Received in the Exchange—Distributions on FWONK Shares,” to a Non-U.S. Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder and are taxable as described below) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided under any applicable treaty).

Income or Gain Effectively Connected with a U.S. Trade or Business.  If a Non-U.S. Holder is engaged in a trade or business in the United States (and, if a treaty so provides, such Non-U.S. Holder maintains a permanent establishment or fixed base in the United States), and if gain recognized on the Exchange, a dividend on the FWONK shares received in the Exchange, or gain from the sale or disposition of such FWONK shares is effectively connected with the conduct of such trade or business (and, if a treaty so provides, such income is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be subject to U.S. federal income tax on such dividend or gain in the same manner as if it were a U.S. Holder.  Such Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS

Form W-8ECI (or appropriate substitute form) in order to claim an exemption from withholding tax.  In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax at a 30% rate (or such lower rate provided by an applicable treaty), of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding.  A Non-U.S. Holder’s receipt of (1) the Offer Consideration, and (2) dividends paid on, and the proceeds of the disposition of, any FWONK shares received in the Exchange, may be subject to information reporting to the IRS.  Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder is a resident.  Backup withholding (currently at a rate of 28%) generally will not apply to such payments if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or W-8BEN-E (or appropriate substitute form) to the relevant payor, or the holder otherwise establishes an exemption, provided that the paying agent does not have actual knowledge or reason to know that the holder is a U.S. person.

Backup withholding is not an additional tax; any amounts withheld under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, and may entitle the Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS. The information reporting requirements may apply regardless of whether backup withholding is required.

FATCA Withholding.  The Foreign Account Tax Compliance Act provisions of the Code (“FATCA”) impose a 30% withholding tax on dividends paid on, and with respect to sales or dispositions after December 31, 2018, the gross proceeds of the sale or other disposition of, FWONK shares received in the Exchange which are held by or through certain foreign entities, unless such foreign entities satisfy specific information reporting or other compliance provisions or an exemption applies.  Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Non-U.S. Holders which are entities are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on the ownership and disposition of any FWONK shares received in the Exchange.

LEGAL MATTERS

The validity of the FWONK shares issuable under this prospectus will be passed upon for Liberty Media by Baker Botts L.L.P., New York, New York.

EXPERTS

The consolidated financial statements of Liberty Media as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2016 consolidated financial statements refers to a change in the method of accounting for share-based payments due to the Company’s adoption of FASB “ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share- Based Payment Accounting.”

THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

You must deliver your Letter of Transmittal, certificate(s), any notice of withdrawal and other materials (if applicable) to one of the below addresses:

By Registered or Certified Mail:	By Overnight Delivery or Courier:
Computershare	Computershare
Attn: Voluntary Corporate Actions	Attn: Voluntary Corporate Actions
P.O. Box 43011 Providence, RI 02940-3011	250 Royall Street, Suite V Canton, MA 02021

Notices of withdrawal may also be delivered by email at the following address:

canoticeofguarantee@computershare.com

Only notices of withdrawal may be submitted by email.  You must deliver your physical certificate(s),  Letter of Transmittal and any other required documents by registered or certificated mail or by overnight delivery or courier to the appropriate address provided above.  A Letter of Transmittal or certificate delivered to the foregoing email address will not be accepted and will not be treated as validly tendered for purposes of the exchange offer.

If you have any questions about the Exchangeable Notes or the exchange offer generally, please contact Valerie Jacob or Brian Lewis at Freshfields Bruckhaus Deringer US LLP, counsel to the selling shareholders of Delta Topco in the Formula 1 Acquisition, at +1 (212) 277 4000.

You may request additional copies of the Prospectus, the Letter of Transmittal or other offer materials, at no cost, by writing or telephoning Liberty Media at the following address or phone number:

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

Telephone: (720) 875-5400

Attention: Investor Relations